Exhibit 99.2

SPECIFIC TERMS IN THIS EXHIBIT HAVE BEEN REDACTED BECAUSE SUCH TERMS ARE BOTH NOT MATERIAL AND ARE THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL. THESE REDACTED TERMS HAVE BEEN MARKED IN THIS EXHIBIT WITH [REDACTED].

TRANSACTION AGREEMENT

Validus Power Corp., Iroquois Falls Power Corp., Bay Power Corp., Kap Power Corp., Kingston Cogen Limited Partnership, Kingston Cogen GP Inc. and Validus Hosting Inc., each by KSV Restructuring inc., in its capacity as court-appointed Monitor in the CCAA Proceedings as the Vendors

- and -

far north power Corp.

as the Assignee

- and -

MACQUARIE EQUIPMENT FINANCE LTD.

as MEFL

TABLE OF CONTENTS

Page

Article 1 Interpretation	2

1.1	Definitions	2
1.2	Statutes and Agreements	11
1.3	Headings, Table of Contents, etc.	12
1.4	Gender and Number	12
1.5	Currency	12
1.6	Certain Phrases	12
1.7	Invalidity of Provisions	12
1.8	Entire Agreement	13
1.9	Waiver, Amendment	13
1.10	Governing Law; Jurisdiction and Venue	13
1.11	Accounting Terms	13
1.12	Non-Business Days	13
1.13	Computation of Time Periods	14
1.14	Time of Essence	14
1.15	Schedules	14
1.16	Disclosure Schedule and Exhibits	14

Article 2 Assets purchased In Satisfaction of Claims	14

2.1	Assignment and Issuance of Purchased Assets to the Assignee and MEFL	14
2.2	Excluded Assets	18
2.3	Liabilities of Purchased Entities	18
2.4	Excluded Liabilities	20
2.5	Transfer of Excluded Liabilities to Residualco	20
2.6	Transfer of Excluded Assets to Residualco	20
2.7	Closing Reorganization	20
2.8	Consideration for Purchased Assets	21
2.9	As is, Where is	22

Article 3 Representations and Warranties of the VENDORS	22

3.1	Due Authorization and Enforceability of Obligations	22
3.2	Residence	22
3.3	GST/HST Registration	23
3.4	No Encumbrances	23

Article 4 Representations and Warranties of the Assignee	23

4.1	Due Authorization and Enforceability of Obligations	23
4.2	Existence and Good Standing	23
4.3	Sophisticated Party	24
4.4	Absence of Conflicts	24
4.5	Approvals and Consents	24
4.6	No Actions	24
4.7	Financial Ability	24
4.8	Authorization of Delivery of the Credit Bid Consideration	24
4.9	Investment Canada Act	25
4.10	Residence	25

- i -

TABLE OF CONTENTS

(continued)

Page

Article 5 Representations and Warranties of MEFL	25

5.1	Due Authorization and Enforceability of Obligations	25
5.2	Existence and Good Standing	25
5.3	Sophisticated Party	25
5.4	Absence of Conflicts	25
5.5	Approvals and Consents	26
5.6	No Actions	26
5.7	Financial Ability	26
5.8	Authorization of Delivery of the Credit Bid Consideration	26
5.9	Investment Canada Act	26
5.10	GST/HST Registration	26
5.11	Residence	26

Article 6 Additional Agreements of the Parties	27

6.1	Access to Information	27
6.2	Covenants Relating to this Agreement	27
6.3	Tax Matters	27
6.4	Administrative Expense Closing Amount	29
6.5	Assumption of Liabilities	29
6.6	Certain Payments or Instruments Received from Third Persons	29
6.7	Misallocated Assets	30
6.8	Releases by the Assignee and MEFL	30
6.9	Release by the Receiver	31
6.10	Letters of Credit and Deposits	31
6.11	Monitor to Distribute the Priority Payments Closing Amount	31

Article 7 Insolvency Provisions	31

7.1	Court Orders and Related Matters	31

Article 8 Closing	32

8.1	Location and Time of the Closing	32
8.2	The Vendors’ Deliveries at Closing	32
8.3	Assignee’s Deliveries at Closing	33
8.4	MEFL’s Deliveries at Closing	33
8.5	Monitor’s Certificate	34
8.6	Ordering of Closing Transactions	34
8.7	Further Assurances	34

Article 9 General Matters	34

9.1	Confidentiality	34
9.2	Public Notices	35
9.3	Non-Recourse	36
9.4	Receivership Liability	36
9.5	Assignment of Agreement	36
9.6	Notices	36
9.7	Counterparts; Electronic Signatures	38
9.8	Language	38

- ii -

SCHEDULE “A” FORM OF REVERSE VESTING ORDER

SCHEDULE “B” FORM OF SISP

SCHEDULE “C” FORM OF SISP ORDER

- iii -

Transaction Agreement

THIS AGREEMENT is made as of the Effective Date (as defined below),

AMONG:

VALIDUS POWER CORP. (“Validus Parent”), IROQUOIS FALLS POWER CORP. (“IFPC”), BAY POWER CORP. (“Bay Power”), KAP POWER CORP. (“Kap Power”), KINGSTON COGEN LIMITED PARTNERSHIP (“Kingston LP”), KINGSTON COGEN GP INC. (“Kingston GP”) and VALIDUS HOSTING INC. (“Validus Hosting”, and together with IFPC, Bay Power, Kap Power, Kingston LP, Kingston GP and Validus Parent, collectively, the “Validus Entities”), each by KSV RESTRUCTURING INC. (“KSV”), in its capacity as court-appointed Monitor (as defined below) in the CCAA Proceedings (as defined below)

(the “Vendors”)

- and -

Far north power Corp., a company governed by the laws of Ontario

(the “Assignee”)

- and -

MACQUARIE EQUIPMENT FINANCE LTD., a company governed by the laws of Canada

(“MEFL”)

RECITALS:

A.	The Validus Entities carry on the business, taken as a whole, of: (i) the maintenance and operation of power generation facilities in Ontario located at North Bay, Kapuskasing, Iroquois Falls and Kingston; and (ii) the ownership and maintenance of a data centre in North Bay, Ontario (collectively, the “Business”).

B.	On August 10, 2023, MEFL sought and obtained an Order (as defined below), pursuant to subsection 243(1) of the BIA (as defined below) and subsection 101(1) of the Courts of Justice Act (Ontario) (as may be further amended, restated or varied, the “Appointment Order”) from the Ontario Superior Court of Justice (Commercial List) (the “Court”) for the appointment of the Receiver (as defined below) as receiver over, among other things, all of the assets, undertakings and properties of the Validus Entities (the “Property”).

C.	On August 29, 2023, on application by the Receiver, the Validus Entities were granted relief in the form of an Initial Order (as amended, the “Initial Order”) pursuant to the Companies’ Creditors Arrangement Act (Canada), as amended (the “CCAA”), and KSV was appointed as monitor of the Validus Entities (in such capacity, the “Monitor”, and such proceedings, the “CCAA Proceedings”).

D.	In connection with the CCAA Proceedings, the Monitor intends to seek the approval of the Court to run a SISP (as defined below) pursuant to which the transactions contemplated by the Transaction Documents will serve as the “stalking horse bid” for the Purchased Assets (as defined below).

E.	In the event that this Agreement is selected as the Successful Bid (as defined below) in the SISP, subject to the granting of the Reverse Vesting Order, at the Effective Time (as defined below): (i) the Vendors will sell and transfer to MEFL or the Assignee, as applicable, and MEFL and the Assignee, as applicable, will purchase from Vendors, all of the Validus Entities’ right, title and interest in and to the Purchased Assets, subject to and in accordance with the terms and conditions set forth in this Agreement, and (ii) the Parties wish to assign and transfer the Excluded Liabilities (as defined below) and the Excluded Assets (as defined below) to Residualco (as defined below) in accordance with the terms of this Agreement and the Reverse Vesting Order.

NOW THEREFORE, the Parties agree as follows:

Article 1
Interpretation

1.1                          Definitions

In this Agreement:

“Administrative Expense Closing Amount” means cash, which shall be transferred to the Monitor in accordance with Section 6.4, and held in trust by the Monitor for the benefit of Persons entitled to be paid the Administrative Expense Costs (or such portion thereof as can be reasonably determined by the Monitor prior to the Effective Date), subject to the terms hereof, the amount of which will be determined by the Monitor not less than 3 Business Days prior to the Effective Date.

“Administrative Expense Costs” means the reasonable and documented fees and costs of the Receiver and the Monitor and its professional advisors relating directly or indirectly to the Receivership Proceedings, the CCAA Proceedings and this Agreement and including, without limitation: (i) costs required to wind down, dissolve and/or bankrupt any or all of the Receivership Debtors, including, without limitation, any amounts in respect of goods and services provided by third parties or Employees (including all wages and accrued vacation pay for the post-filing period) that are not Post-Filing Claims; and (ii) costs and expenses required to administer the Excluded Assets and the Excluded Liabilities and to wind-up Residualco.

“Affiliate” means, with respect to any specified Person, any other Person which, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For greater certainty, an Affiliate of a Person shall include such Person’s investment funds and managed accounts and any funds managed or directed by the same investment advisor.

“Agreement” means this transaction agreement and all attachments hereto, including the Schedules, the Disclosure Schedule and Exhibits, in each case as the same may be supplemented, amended, restated or replaced from time to time, and the expressions “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions refer to this transaction agreement and all attached Schedules, and unless otherwise indicated, references to Articles, Sections, Schedules, the Disclosure Schedule and Exhibits are to Articles, Sections, Schedules, the Disclosure Schedule and Exhibits in this transaction agreement.

“Applicable Law” means any transnational, domestic or foreign, federal, provincial, territorial, state, local or municipal (or any subdivision of any of them) law (including common law and civil law), statute, ordinance, rule, regulation, restriction, limit, by-law (zoning or otherwise), judgment, order, direction or any consent, exemption, Transaction Regulatory Approval (as defined in the Offer Letter), or any other legal requirements of, or agreements with, any Governmental Authority, that applies in whole or in part to the transactions contemplated by this Agreement, the Validus Entities, MEFL (or any of its Affiliates), the Assignee (or any of its Affiliates), the Business or any of the Purchased Assets or the Assumed Liabilities.

“Appointment Order” has the meaning given to such term in Recital B.

“Assignee” has the meaning given to such term in the preamble to this Agreement.

“Assumed Liabilities” has the meaning given to such term in Section 2.3.

“Bay Power” has the meaning given to such term in the preamble.

“Bay Power Interests” has the meaning given to such term in Section 2.1.1(a)(i).

“BIA” means the Bankruptcy and Insolvency Act (Canada), as amended.

“Business” has the meaning given to such term in Recital A.

“Business Day” means any day, other than a Saturday or Sunday, on which the principal commercial banks in Toronto, Ontario are open for commercial banking business during normal banking hours.

“Causes of Action” means any action, claim, cross claim, third party claim, damage, judgment, cause of action, controversy, demand, right, action, suit, obligation, liability, debt, account, defense, offset, power, privilege, license, lien, indemnity, interest, guaranty, or franchise of any kind or character whatsoever, whether known or unknown, foreseen or unforeseen, existing or hereinafter arising, contingent or non-contingent, liquidated or unliquidated, disputed or undisputed, secured or unsecured, assertable directly or derivatively, matured or unmatured, suspected or unsuspected, in contract or in tort, at law or in equity, or pursuant to any other theory of law or otherwise, of any of the Validus Entities against any Person, in each case based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place on or prior to the Effective Time (which Causes of Action, for the avoidance of doubt, shall be retained by the Purchased Entities on Closing).

“CCAA” has the meaning given to such term in Recital C.

“CCAA Proceedings” has the meaning given to such term in Recital C.

“Claim” means any and all demands, claims, liabilities, actions, causes of action, counterclaims, expenses, costs, damages, losses, suits, debts, sums of money, refunds, accounts, indebtedness, rights of recovery, rights of set-off, rights of recoupment and liens of whatever nature (whether direct or indirect, absolute or contingent, asserted or unasserted, secured or unsecured, matured or not yet matured due or to become due, accrued or unaccrued or liquidated or unliquidated) and including all costs, fees and expenses relating thereto, against any Person.

“Claim Amount” means $57,218,822 plus any interest thereon arising on or after September 22, 2023, and any other amounts under the Participation Agreement Documents, including in respect of indemnified costs and expenses as provided thereunder.

“Closing” means the completion of the transfer of the Purchased Assets, including the Purchased Interests to the Assignee and the issuance of certain indebtedness and shares in the capital of IFPC to MEFL and the Assignee, as applicable, and the transfer by MEFL of the Leased Property to IFPC, subject and pursuant to this Agreement and the Reverse Vesting Order at the Effective Time, and all other transactions contemplated by this Agreement that are to occur contemporaneously therewith.

“Collective Agreement” means any collective bargaining agreement or union agreement applicable to Validus, any Validus Entity or the Business, and all related documents, including letters or memoranda of understanding, letters of intent and other written communications with bargaining agents which impose any obligations upon Validus and/or any of the Validus Entities.

“Confidential Information” means non-public, confidential, personal or proprietary information which is furnished to MEFL, the Assignee or any of their Affiliates or representatives by any of the Validus Entities’ representatives by the Monitor on or after the date of this Agreement, including information about identifiable individuals, any information relating to the Validus Entities, or any customer or supplier of the Validus Entities, but does not include information that is or becomes generally available to the public other than as a result of disclosure by MEFL, the Assignee or their Affiliates or representatives in breach of this Agreement or Applicable Law or that is received by MEFL or the Assignee from an independent third party that, to the knowledge of MEFL or the Assignee, as applicable, obtained it lawfully and was under no duty of confidentiality (except to the extent that applicable privacy laws do not exclude such information from the definition of personal information) or that is independently developed by MEFL, the Assignee or their representatives without reference to any Confidential Information.

“Continuing Contract” means a contract, arrangement, or other agreement (oral or written): (i) for which a notice of disclaimer or similar notice has not been sent by the Receiver or the Monitor; and (ii) that is not an Excluded Contract.

“Court” has the meaning given to such term in Recital B.

“Credit Bid Consideration” has the meaning given to such term in Section 2.8(a).

“Disclosure Schedule” means the Disclosure Schedule dated the date hereof regarding this Agreement.

“Effective Date” means the date on which the Vendors, MEFL and the Assignee contemporaneously accept and execute this Agreement.

“Effective Time” means the time when the Vendors, MEFL and the Assignee contemporaneously accept and execute this Agreement on the Effective Date.

“Employee Plans” means all the employee benefit, fringe benefit, deferred compensation, commission, equity-based compensation, management compensation, supplemental unemployment benefit, bonus, incentive, profit sharing, termination, severance, change of control, transaction bonus, retention bonus, pension, supplemental pension, retirement, stock option, stock purchase, stock appreciation, health, welfare, medical, dental, disability, life insurance and any other or similar plans, programs, arrangements or practices, whether funded or unfunded, insured or self-insured, registered or unregistered, relating to the current or former directors, officers or Employees of the Validus Entities, or the beneficiaries or dependents of any such Persons, and that is maintained, sponsored, contributed to, or required to be contributed to by any of the Validus Entities, or with respect to which any of the Validus Entities has any actual or contingent liability, other than any plan, program or arrangement sponsored, maintained or administered by a Governmental Authority.

“Employees” means the employees of the Validus Entities whose services are provided exclusively in respect of the Business and whose responsibilities relate to the operation and maintenance of the plants owned and operated by the Purchased Entities.

“Employment Agreements” means, collectively, the written employment agreements, Collective Agreements, Employee Plans and indemnification agreements of, or for the benefit of, the directors, officers and Employees of any of the Validus Entities that, on or prior to the Closing, have not resigned, in each case, in existence on the date hereof; provided, however, that Employment Agreements shall not include Excluded Contracts or any employment agreements, Employee Plans or indemnification agreements of, or for the benefit of, the directors, officers and employees of any of the Validus Entities that have been terminated or disclaimed without the consent of MEFL.

“Encumbrance” means any security interest (whether contractual, statutory or otherwise), pledge, assignment, lien, prior claim, charge, hypothec, reservation of ownership, pledge, encumbrance, mortgage, trust (including any statutory, deemed or constructive trust, actual or deemed), option, preferential arrangement of any kind or nature whatsoever or adverse claim or encumbrance of any nature or kind.

“Energy Regulator” means any federal or provincial Governmental Authority having jurisdiction to regulate the generation, transmission, distribution, retailing or wholesaling of electricity and/or the purchase, sale and use of electricity or natural gas in Ontario, foreign regulatory authority having jurisdiction over matters relating to electricity and/or natural gas, authorized electricity or natural gas transmitter or distributor, or regional transmission organization or independent system operator, including but not limited to the Independent Electricity System Operator and the Ontario Energy Board.

“Equity Interests” means any capital share, capital stock, partnership, membership, joint venture or other ownership or equity interest, participation or securities (whether voting or nonvoting, whether preferred, common or otherwise, and including share appreciation, contingent interest or similar rights) of a Person.

“ETA” means the Excise Tax Act (Canada).

“Excluded Assets” has the meaning given to such term in Section 2.2.

“Excluded Contracts” means contracts of the Validus Entities as specified in Exhibit 2.2(e) of the Disclosure Schedule.

“Excluded Liabilities” has the meaning given to such term in Section 2.4.

“Filing Date” means August 10, 2023.

“Final Order”, with respect to any order of any court of competent jurisdiction, means that: (i) such order shall not have been stayed, appealed, varied (except with the consent of MEFL, the Assignee and the Vendors) or vacated, and all time periods within which such order could at law be appealed shall have expired; or (ii) such order is no longer the subject of any continuing proceedings seeking to stay, appeal, vary (except with the consent of MEFL, the Assignee and the Vendors) or vacate such order, all such proceedings having been discontinued, denied, dismissed and otherwise unsuccessfully concluded, and the time for appealing or further appealing the disposition of such proceedings shall have expired.

“Governmental Authority” means any government, regulatory authority (including any Energy Regulator), governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or dispute settlement panel or other law, rule or regulation-making organization or entity: (a) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or (b) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power.

“GST/HST” means all goods and services tax and harmonized sales tax imposed under Part IX of the ETA and any similar tax imposed pursuant to any other statute in any jurisdiction of Canada.

“HST Amount” means $6,435,000.

“Hut 8” means Hut 8 Mining Corp.

“Hut 8 Litigation” means, collectively: (i) the civil claim commenced by Hut 8, as plaintiff, against Validus Parent and Bay Power, as defendants, in the Ontario Superior Court of Justice; and (ii) the counterclaim of Validus Parent and Bay Power against Hut 8, the foregoing bearing Court File No. CV-23-00693515-0000.

“IFPC” has the meaning given to such term in the preamble.

“IFPC Interests” has the meaning given to such term in Section 2.1.1(d)(iv).

“IFPC Legacy Shares” has the meaning given to such term in Section 2.1.1(e).

“IFPC Note 1” has the meaning given to such term in Section 2.1.1(d)(i).

“IFPC Note 2” has the meaning given to such term in Section 2.1.1(d)(ii).

“IFPC Note 3” has the meaning given to such term in Section 2.1.1(d)(iii).

“IFRS” means International Financial Reporting Standards.

“Implementation Steps” has the meaning given to such term in the Terms and Conditions.

“Initial Order” has the meaning given to such term in Recital C.

“Intercompany Claim” means any claim that may be asserted against a Validus Entity by or on behalf of any of the other Validus Entities or any of their affiliated companies, partnerships or other corporate entities.

“Investment Canada Act” means the Investment Canada Act (Canada), R.S.C., 1985, c. 28 (1st Supp), as amended, including the regulations promulgated thereunder.

“Kap Power” has the meaning given to such term in the preamble.

“Kap Power Interests” has the meaning given to such term in Section 2.1.1(a)(i).

“Kingston GP” has the meaning given to such term in the preamble.

“Kingston GP Interests” has the meaning given to such term in Section 2.1.1(a)(iii).

“Kingston LP” has the meaning given to such term in the preamble.

“Kingston LP Interests” has the meaning given to such term in Section 2.1.1(a)(iii).

“KSV” has the meaning given to such term in the preamble.

“Lease Agreement” means the amended and restated lease agreement dated February 24, 2023 between MEFL, as lessor, and IFPC, as lessee, pursuant to which MEFL has leased the Leased Property to IFPC on the terms and conditions set forth in the Lease Agreement.

“Leased Property” has the meaning given to such term in the Lease Agreement.

“Monitor” has the meaning given to such term in Recital C.

“Monitor’s Certificate” means the certificate to be filed with the Court by the Monitor in accordance with the Reverse Vesting Order certifying that the Effective Time has occurred.

“Offer Letter” means the binding offer letter, including the terms and conditions contained in Schedule “B” thereto, delivered by MEFL and the Assignee to the Monitor on [■], 2023, providing, among other things, MEFL’s and the Assignee’s binding offer to enter into this Agreement and the transactions contemplated hereby with the Vendors and the terms and conditions of same.

“Order” means any order of the Court made in the Receivership Proceedings, the CCAA Proceedings or any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Authority.

“Participation Agreement” means the Amended and Restated Participation Agreement dated February 24, 2023, between IFPC, as lessee, MEFL, as lessor, and Validus Parent, Bay Power, Kap Power, Kingston LP and Kingston GP, as guarantors.

“Participation Agreement Documents” means, collectively: (i) the Participation Agreement; (ii) the Lease Agreement; and (iii) all related documentation and agreements, including all guarantee and security documentation and supplements related to the foregoing.

“Parties” means, collectively, the Vendors, the Assignee and MEFL, and “Party” means any of the Vendors, the Assignee and MEFL, as the context requires.

“Permitted Encumbrances” means the Encumbrances listed in Exhibit 1.1 of the Disclosure Schedule.

“Person” means an individual, partnership, firm, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, entity, corporation, unincorporated association, or organization, syndicate, committee, court appointed representative, the government of a country or any political subdivision thereof, or any agency, board, tribunal, commission, bureau, instrumentality, or department of such government or political subdivision, or any other entity, howsoever designated or constituted, including any Taxing Authority, and the trustees, executors, administrators or other legal representatives of an individual, and, for greater certainty, includes any Governmental Authority.

“Post-Closing Straddle Tax Period” has the meaning given to such term in Section 6.3.3.

“Post-Filing Claim” or “Post-Filing Claims” means any or all Claims, indebtedness, liability or obligation of the Purchased Entities of any kind that arises during and in respect of the period commencing on the Filing Date and ending at the time immediately preceding the Effective Time in respect of services rendered or supplies provided to the Purchased Entities during such period or under or in accordance with any Continuing Contract.

“Pre-Closing Straddle Tax Period” has the meaning given to such term in Section 6.3.3.

“Priority Payments Closing Amount” means cash in the amount of $1,500,000.

“Priority Payments Indemnity” has the meaning given to such term in Section 2.8(a)(i).

“Priority Payments Indemnity Charge” has the meaning given to such term in Section 2.8(b).

“Priority Payments of the Purchased Entities” means all liabilities of the Purchased Entities in respect of any payments or amounts subject to a statutory deemed trust in favour of His Majesty in right of Canada or a province, to the extent that such statutory deemed trust remains valid and enforceable by the Canada Revenue Agency in the CCAA Proceedings or the Receivership Proceedings pursuant to the following legislative provisions:

(i)       subsection 227(4) or (4.1) of the Income Tax Act;

(ii)       subsection 23(3) or (4) of the Canada Pension Plan (Canada); and

(iii)       subsection 86(2) or (2.1) of the Employment Insurance Act (Canada).

“Priority Payments of Validus Parent” means all liabilities of Validus Parent in respect of any payments or amounts subject to a statutory deemed trust in favour of His Majesty in right of Canada or a province, to the extent that such statutory deemed trust remains valid and enforceable by the Canada Revenue Agency in the CCAA Proceedings or the Receivership Proceedings pursuant to the following legislative provisions:

(i)       subsection 227(4) or (4.1) of the Income Tax Act;

(ii)       subsection 23(3) or (4) of the Canada Pension Plan (Canada); and

(iii)       subsection 86(2) or (2.1) of the Employment Insurance Act (Canada).

“Purchased Assets” means, collectively: (i) the Purchased Interests; (ii) the Purchased Validus Parent Assets; (iii) the IFPC Note 1; (iv) the IFPC Note 2; (v) the IFPC Note 3; and (vi) the IFPC Interests.

“Purchased Entities” means IFPC, Bay Power, Kap Power, Kingston LP, Kingston GP and Validus Hosting, and “Purchased Entity” means any one of them.

“Purchased Interests” means the property described in Sections 2.1.1(a)(i) to 2.1.1(a)(iv), inclusive.

“Purchased Validus Parent Assets” has the meaning given to such term in Section 2.1.1(b).

“Receiver” means KSV in its capacity as court-appointed receiver over, among other things, all of the assets, undertakings and properties of the Validus Entities.

“Receivership Debtors” means: (i) prior to the Effective Time, the Validus Entities and Residualco (at such time as, but only to the extent that, Residualco becomes a Receivership Debtor prior to the Effective Time); and (ii) following the Effective Time, Validus Parent and Residualco.

“Receivership Proceedings” means the receivership proceedings in respect of the Validus Entities commenced under the BIA and the Courts of Justice Act (Ontario) by MEFL pursuant to the Appointment Order, bearing Court File No. CV-23-00703754-00CL.

“Released Claims” means all Claims, demands, complaints, grievances, actions, applications, suits, causes of action, Orders, charges, indictments, prosecutions, informations or other similar processes, assessments or reassessments, judgments, debts, liabilities, expenses, costs, damages or losses, contingent or otherwise, whether liquidated or unliquidated, matured or unmatured, disputed or undisputed, contractual, legal or equitable, including loss of value, professional fees, including “provable claims” as defined in the BIA and including fees and disbursements of legal counsel on a full indemnity basis, and all costs incurred in investigating or pursuing any of the foregoing or any proceeding relating to any of the foregoing.

“Residualco” means one or more entities formed by the Receiver for the sole purpose of performing the obligations set out herein.

“Reverse Vesting Order” means an order of the Court substantially in the form of Schedule “A” hereto (or with such updates and amendments as may be acceptable to MEFL, the Assignee and the Vendors, each acting reasonably).

“SISP” means the sale and investment solicitation process substantially in the form as appended as Schedule “B” hereto (or otherwise in form and substance satisfactory to MEFL, the Assignee and the Monitor, each acting reasonably).

“SISP Order” means an order of the Court that, among other things, approves the SISP and related matters, substantially in the form as appended as Schedule “C” hereto (or as otherwise acceptable to MEFL, the Assignee and the Monitor, each acting reasonably).

“Straddle Period” has the meaning given to such term in Section 6.3.3.

“Successful Bid” has the meaning given to such term in the SISP.

“Tax” and “Taxes” means taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever (including withholding on amounts paid to or by any Person) imposed by any Taxing Authority, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Taxing Authority in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, escheat, property, development, occupancy, employer health, payroll, employment, health, disability, severance, unemployment, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all license, franchise and registration fees and all employment insurance, health insurance and Canada, Ontario and other government pension plan premiums or contributions.

“Tax Act” means the Income Tax Act (Canada) and shall also include a reference to any applicable and corresponding provisions under the income tax laws of a province or territory of Canada, as applicable.

“Tax Return” means any return, declaration, report, statement, information statement, form, election, amendment, claim for refund, schedule or attachment thereto or other document filed or required to be filed with a Taxing Authority with respect to Taxes.

“Taxing Authorities” means His Majesty the King in right of Canada, His Majesty the King in right of any province or territory of Canada, the Canada Revenue Agency, any similar revenue or taxing authority of Canada and each and every province or territory of Canada and any political subdivision thereof, and any Canadian or other Governmental Authority exercising taxing authority or power, and “Taxing Authority” means any one of the Taxing Authorities.

“Terms and Conditions” means the terms and conditions set forth in Schedule “B” to the Offer Letter.

“Transaction Documents” means all contracts, agreements, certificates and instruments required by this Agreement to be delivered at or in connection herewith.

“Transfer Taxes” means all transfer, documentary, sales, use, stamp, registration, customs duties, import and export taxes, surtaxes, value added, GST/HST, provincial sales/retail Taxes, conveyance fees, security interest filing or recording fee and any other similar Taxes (including any real property transfer Tax and any other similar Tax), any governmental assessment, and any related penalties and interest.

“U.S.” means the United States of America.

“Validus Entities” has the meaning given to such term in the preamble, and “Validus Entity” means any one of them.

“Validus Hosting” has the meaning attributed thereto in the preamble.

“Validus Hosting Interests” has the meaning attributed thereto in Section 2.1.1(b)(ii).

“Validus Parent” has the meaning given to such term in the preamble.

“Vendors” has the meaning given to such term in the preamble.

1.2	Statutes and Agreements

(a)	Except as otherwise provided in this Agreement, any reference in this Agreement to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended, re-enacted or replaced.

(b)	Each reference to, and the definition of, any agreement, instrument or other document (including any Transaction Document) herein or in any other Transaction Document shall be deemed to refer to such agreement, instrument or other document as it may be amended, amended and restated, supplemented, revised or otherwise modified from time to time in accordance with its terms and, to the extent applicable, the terms of this Agreement and the other Transaction Documents shall be deemed to incorporate any appendices, annexes, schedules or exhibits to such agreement, instrument or other document.

1.3	Headings, Table of Contents, etc.

The provision of a table of contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenient reference only and do not affect the interpretation of this Agreement. The recitals to this Agreement are an integral part of this Agreement.

1.4	Gender and Number

In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.5	Currency

Except where otherwise expressly provided, all amounts in this Agreement are stated and shall be paid in Canadian dollars. References to “$” are to Canadian dollars. References to “US$”, if any, are to U.S. dollars.

1.6	Certain Phrases

In this Agreement: (a) the words “including”, “includes” and “include” and any derivatives of such words mean “including (or includes or include) without limitation”; and (b) the words “the aggregate of”, “the total of”, “the sum of” or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”. The expression “Article”, “Section” and other subdivision followed by a number, mean and refer to the specified Article, Section or other subdivision of this Agreement.

1.7	Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon: (a) such a determination of invalidity or unenforceability; or (b) any change in Applicable Law or other action by any Governmental Authority which materially detracts from the legal or economic rights or benefits, or materially increases the obligations, of any Party or any of its Affiliates under this Agreement, the Parties shall negotiate to modify this Agreement in good faith so as to effect the original intent of the Parties as closely as possible in an acceptable manner so that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

1.8	Entire Agreement

This Agreement, the Disclosure Schedule and the agreements and other documents required to be delivered pursuant to this Agreement constitute the entire agreement among the Parties, and set out all the covenants, promises, warranties, representations, conditions and agreements among the Parties in connection with the subject matter of this Agreement, and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, pre-contractual or otherwise. There are no covenants, promises, warranties, representations, conditions, understandings or other agreements, whether oral or written, pre-contractual or otherwise, express, implied or collateral among the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement and any document required to be delivered pursuant to this Agreement.

1.9	Waiver, Amendment

Except as expressly provided in this Agreement, no amendment or waiver of this Agreement shall be binding unless executed in writing by all Parties hereto. No waiver of any provision of this Agreement shall constitute a waiver of any other provision nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

1.10	Governing Law; Jurisdiction and Venue

This Agreement and the rights and obligations of the Parties under this Agreement, and any Claim or controversy directly or indirectly based upon or arising out of this Agreement or the transactions contemplated by this Agreement (whether based on contract, tort or any other theory), including all matters of construction, validity and performance, shall in all respects be governed by, and interpreted, construed and determined in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein, without regard to the conflicts of law principles thereof. The Parties consent to the jurisdiction and venue of the Court for the resolution of any such disputes arising under this Agreement. Each Party agrees that service of process on such Party as provided in Section 9.6 shall be deemed effective service of process on such Party.

1.11	Accounting Terms

All accounting terms used in this Agreement are to be interpreted in accordance with IFRS unless otherwise specified.

1.12	Non-Business Days

Whenever payments are to be made or an action is to be taken on a day which is not a Business Day, such payment will be made, or such action will be taken on or not later than the next succeeding Business Day.

1.13	Computation of Time Periods

If any action may be taken within, or any right or obligation is to expire at the end of, a period of days under this Agreement, then the first day of the period is not counted, but the day of its expiry is counted.

1.14	Time of Essence

Time shall be of the essence of this Agreement in all respects.

1.15	Schedules

(a)           The following are the Schedules attached to and incorporated in this Agreement by reference and deemed to be a part hereof:

Schedule “A”	-	Form of Reverse Vesting Order
Schedule “B”	-	Form of SISP
Schedule “C”	-	Form of SISP Order

(b)           Unless the context otherwise requires, words and expressions defined in this Agreement shall have the same meanings in the Schedules and the interpretation provisions set out in this Agreement apply to the Schedules. Unless the context otherwise requires, or a contrary intention appears, references in the Schedules to a designated Article, Section or other subdivision refer to the Article, Section or other subdivision, respectively, of this Agreement.

1.16	Disclosure Schedule and Exhibits

The Disclosure Schedule and Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

Article 2
Assets purchased In Satisfaction of Claims

2.1                           Assignment and Issuance of Purchased Assets to the Assignee and MEFL

2.1.1        In consideration for the payment of the Credit Bid Consideration in accordance with Section 2.8, upon and subject to the terms and conditions of this Agreement (including Sections 2.2, 2.4, 2.5 and 2.6):

(a)           Validus Parent, by the Monitor, hereby sells, transfers, assigns and conveys to the Assignee, as MEFL’s designated and nominated assignee, effective at the Effective Time, inclusive of the additional GST/HST, if any, applicable to the portion of the Claim Amount being settled in satisfaction of these transfers, all of Validus Parent’s right, title and interest in and to:

(i)	all of the issued and outstanding shares in the capital of Bay Power held by Validus Parent (or its successor if converted into other Equity Interests or another entity prior to the Effective Time in accordance with the Implementation Steps) (the “Bay Power Interests”), free and clear of all Encumbrances (other than Permitted Encumbrances);

(ii)	all of the issued and outstanding shares in the capital of Kap Power held by Validus Parent (or its successor if converted into other Equity Interests or another entity prior to the Effective Time in accordance with the Implementation Steps) (the “Kap Power Interests”), free and clear of all Encumbrances (other than Permitted Encumbrances);

(iii)	all of the issued and outstanding limited partnership units of Kingston LP held by Validus Parent (or its successor if converted into other Equity Interests or another entity prior to the Effective Time in accordance with the Implementation Steps) (the “Kingston LP Interests”), free and clear of all Encumbrances (other than Permitted Encumbrances); and

(iv)	all of the issued and outstanding shares in the capital of Kingston GP held by Validus Parent (or its successor if converted into other Equity Interests or another entity prior to the Effective Time in accordance with the Implementation Steps) (the “Kingston GP Interests”), free and clear of all Encumbrances (other than Permitted Encumbrances);

(b)          Validus Parent, by the Monitor, hereby sells, transfers, assigns and conveys to the Assignee, effective at the Effective Time, all of Validus Parent’s right, title and interest in and to the following assets, together with the assets specified in Exhibit 2.1.1(b) of the Disclosure Schedule, of Validus Parent (collectively, the “Purchased Validus Parent Assets”), free and clear of all Encumbrances (other than Permitted Encumbrances):

(i)	all right, title and interest of Validus Parent in the Hut 8 Litigation;

(ii)	all of the issued and outstanding shares in the capital of Validus Hosting held by Validus Parent (or its successor if converted into another entity prior to the Effective Time in accordance with the Implementation Steps) (the “Validus Hosting Interests”), free and clear of all Encumbrances (other than Permitted Encumbrances);

(iii)	all right, title and interest of Validus Parent in the Firm Transportation Service Contract made as of July 25, 2022 between TransCanada Pipelines Limited and Validus Parent; and

(iv)	all right, title and interest of Validus Parent in the Letter Agreement dated September 30, 2023 between Validus Parent and Macquarie Energy Canada Ltd.;

(c)	effective as at the Effective Time,

(i)	subject to subparagraph (iii) below, for any Employee of Validus Parent, the Assignee or a Purchased Entity, at the Assignee’s election, shall offer to employ such of the Employees as the Assignee determines in its sole discretion, on terms and conditions of employment that are substantially similar to, and in the aggregate no less favourable than, those in effect for each such Employee as disclosed in Exhibit 2.1.1(c)(i) of the Disclosure Schedule. If any Employee of Validus Parent receives an offer of employment hereunder but does not accept such offer for any reason, then all liabilities associated with such Employee shall remain the responsibility of Validus Parent and shall not be assumed by any Purchased Entity or any other Person hereunder;

(ii)	subject to subparagraph (iii) below, for any Employee of the Purchased Entities, such of the Employees as the Assignee determines in its sole discretion shall continue to be an Employee of such Purchased Entity; and

(iii)	for clarity, and without prejudice to the Assignee’s position that the Assignee (or the Validus Entities) is not a successor employer to, and is not bound by any Collective Agreement, nothing in this Agreement prevents the Assignee from negotiating agreement(s) with the bargaining agent(s) who are party to the applicable Collective Agreement(s) regarding the outsourcing of the operation of the Purchased Assets, including the employment of the Employees supporting the Purchased Assets, to NAES Corporation (“NAES”) or an alternative third party power plant operator (an “Alternative Operator”), which would employ the Employees effective upon Closing. In the event that such arrangements are reached with respect to the bargaining agents on or prior to the Effective Date, such offers in (i) and (ii) above may be extended by NAES or such Alternative Operator as may be determined by the Assignee, in its sole discretion. Regardless of whether any arrangement is made with the bargaining agent(s) who are party to the applicable Collective Agreement(s), the offers of employment to non-union Employees outside the scope of the bargaining rights asserted by the bargaining agents may be made by NAES or an Alternative Operator, at the Assignee’s election;

(d)          at the Effective Time (and simultaneous with the transfers in Section 2.1.1(a) and 2.1(b)), IFPC, by the Monitor, hereby pays to MEFL as consideration for the transfer of the Leased Property under Section 2.8(a)(vii) and in satisfaction of the remaining amounts due under the Lease Agreement (after taking into account the portion of the Claim Amount that is settled in satisfaction of the transfers in Section 2.1.1(a)), plus applicable GST/HST, as follows:

(i)	in respect of $29,000,000, IFPC, by the Monitor, hereby issues to MEFL, a promissory note with a principal amount of $29,000,000 and the other terms set forth in Exhibit 2.1.1(d)(i) of the Disclosure Schedule (the “IFPC Note 1”);

(ii)	in respect of $10,000,000, IFPC, by the Monitor, hereby issues to the Assignee, as MEFL’s designated and nominated assignee, a promissory note with a principal amount of $10,000,000 and the other terms set forth in Exhibit 2.1.1(d)(ii) of the Disclosure Schedule (the “IFPC Note 2”);

(iii)	in respect of the HST Amount, IFPC, by the Monitor, hereby issues to MEFL a promissory note with a principal amount equal to the HST Amount, and with the other terms set forth in Exhibit 2.1.1(d)(iii) of the Disclosure Schedule (the “IFPC Note 3”); and

(iv)	in respect of all amounts due and owing by IFPC to MEFL under the Lease Agreement after receipt of the amounts described in Section 2.1.1(a) and Sections 2.1.1(d)(i), (ii) and (iii) (the “Claim Amount Balance”), IFPC, by the Monitor, hereby issues to the Assignee, as MEFL’s designated and nominated assignee, newly issued common equity of IFPC (or its successor if converted into another entity prior to the Effective Time in accordance with the Implementation Steps) (the “IFPC Interests”), free and clear of all Encumbrances (other than Permitted Encumbrances), which IFPC Interests represent 99.999% of the issued and outstanding common equity in IFPC immediately prior to the redemption of the IFPC Legacy Shares in accordance with Section 2.1.1(e); and

(e)	pursuant to the Reverse Vesting Order, effective as of immediately following the issuance of the IFPC Interests in accordance with Section 2.1.1(d)(iv), all Equity Interests of IFPC outstanding prior to the issuance of the IFPC Interests (excluding, for the avoidance of doubt, the IFPC Interests) (the “IFPC Legacy Shares”) shall be cancelled without any payment thereon, so that immediately following such cancellation the IFPC Interests shall represent 100% of the outstanding Equity Interests in IFPC.

2.1.2       MEFL hereby designates the Assignee as MEFL’s designated and nominated assignee for the purposes of Sections 2.1.1(a) and 2.1.1(d)(ii) and (iv), and directs the Vendors (by the Monitor) to transfer, assign, convey and/or issue all right, title and interest in such Purchased Assets directly to the Assignee. For the avoidance of doubt, upon the consummation of the transfers contemplated by Section 2.1.1(a) and Section 2.1.1(b), the issuances contemplated by Section 2.1.1(d) and the cancellation of the IFPC Legacy Shares contemplated by Section 2.1.1(e), each Purchased Entity, and every other direct and indirect subsidiary of any Purchased Entity, except those listed in Exhibit 2.2(g) of the Disclosure Schedule, shall be wholly owned, directly or indirectly, by the Assignee.

2.2                          Excluded Assets

Notwithstanding any provision of this Agreement to the contrary, as of the Effective Time the assets of the Purchased Entities do not include any of the following assets, together with any other assets as set forth in Exhibit 2.2 of the Disclosure Schedule (collectively, the “Excluded Assets”):

(a)	the Tax records and Tax Returns, and books and records pertaining thereto and other documents, in each case, that primarily or solely relate to any of the Excluded Liabilities; provided that the applicable Purchased Entity may take copies of all Tax records and books and records pertaining to such records (as redacted, if applicable) to the extent necessary or useful for the carrying on of the Business after Closing, including the filing of any Tax Return; provided, however, that Residualco shall retain the original copies of any of the records required to be provided to the applicable Purchased Entity hereunder (and provide the applicable Purchased Entity with a copy thereof) to the extent Residualco is required to do so under Applicable Law;

(b)	any cash, deposits or other amounts owned or in the name of Validus Parent;

(c)	any other assets of Validus Parent that are not Purchased Validus Parent Assets or contemplated in Section 2.2(b);

(d)	the Administrative Expense Closing Amount;

(e)	the Excluded Contracts;

(f)	all communications, information or records, written or oral, that are in any way related to: (i) the transactions contemplated by this Agreement; (ii) the sale of the Purchased Assets; (iii) any Excluded Asset; or (iv) any Excluded Liability;

(g)	the equity interests of each entity set forth in Exhibit 2.2(g) of the Disclosure Schedule; and

(h)	any rights that accrue to Residualco under the transaction documents.

but for greater certainty, “Excluded Assets” shall not include any right, title and interest of the Purchased Entities in and to any input tax credits or rebates that may become due and payable thereto in respect of GST/HST on or after the Effective Time as a result of taxes paid on or after the Effective Time, notwithstanding that they relate to supplies arising prior to the Effective Time for which payment was made on or after the Effective Time and not prior thereto.

2.3                          Liabilities of Purchased Entities

Pursuant to the Reverse Vesting Order, and in accordance with the Implementation Steps and this Agreement (including Section 2.4), as of the Effective Time the only obligations and liabilities of the respective Purchased Entities consist of the items specifically set forth below (collectively, the “Assumed Liabilities”) with respect to such Purchased Entity:

(a)	Post-Filing Claims – all Post-Filing Claims;

(b)	IFPC Note 1 – all liabilities of IFPC under the IFPC Note 1;

(c)	IFPC Note 2 – all liabilities of IFPC under the IFPC Note 2;

(d)	IFPC Note 3 – all liabilities of IFPC under the IFPC Note 3;

(e)	Ordinary Course Liabilities of Purchased Entities – all ordinary course liabilities of the Purchased Entities to be performed after the Effective Time and that arise solely and exclusively from events occurring from and after the Effective Time including, without limitation, liabilities relating to Employees who are hired or whose employment continues pursuant to Section 2.1.1(c) and all ordinary course liabilities that arise before or after the Effective Date pursuant to Continuing Contracts and Continuing Employee Claims;

(f)	Taxes – Tax liabilities of the Purchased Entities for any tax period or the portion thereof (allocated in accordance with Section 6.3.3 in respect of Straddle Periods) beginning on or after the Effective Time (other than Taxes assessed after the Effective Time that are in respect of any transactions or event that occurred prior to the Effective Time; but for greater certainty, this proviso shall not include or limit any right, title and interest of the Purchased Entities in and to any amounts that may become payable by any Governmental Authority on or after the Effective Time as a result of taxes paid by the Purchased Entities on or after the Effective Time, notwithstanding that they relate to supplies arising prior to the Effective Time for which payment was made on or after the Effective Time and not prior thereto) and for greater certainty, including any Transfer Taxes exigible in respect of the transfer and issuance of the Purchased Assets in consideration for the Credit Bid Consideration or any refunds of taxes relating thereto, but excluding any Tax liability of Validus Parent (or any person related to it) for which any of the Purchased Entities may have joint or several liability under the Tax Act whether occurring before or after the Effective Time and whether assessed or not;

(g)	Municipal Taxes – all municipal taxes owing with respect to any real property owned by any of the Purchased Entities which have priority over the security interest of MEFL pursuant to section 349(3) of the Municipal Act (Ontario);

(h)	Intercompany Claims – any Intercompany Claim against such Purchased Entity that may be asserted by or on behalf of another Purchased Entity (but excluding any such Intercompany Claim set forth in Exhibit 2.3(h) of the Disclosure Schedule);

(i)	Priority Payments – the Priority Payments of the Purchased Entities; and

(j)	Further Assumed Liabilities – all liabilities set forth in Exhibit 2.3(j) of the Disclosure Schedule.

Notwithstanding the foregoing, nothing in this Agreement shall give or shall be interpreted as giving any rights to any Person in respect of Claims against any Purchased Entity.

2.4                          Excluded Liabilities

Except to the extent expressly assumed pursuant to or specifically contemplated by Section 2.3, all Claims and all debts, obligations and liabilities of the Purchased Entities, or any predecessors of the Purchased Entities, of any kind or nature, whether accrued, contingent, known or unknown, express or implied, primary or secondary, direct or indirect, liquidated, unliquidated, absolute, accrued, contingent or otherwise, and whether due or to become due (collectively, the “Excluded Liabilities”) are, in accordance with Section 2.5, hereby assigned to and become the sole obligation of Residualco pursuant to the terms of the Reverse Vesting Order, so that as of and from the Effective Time, the Purchased Entities shall not have any obligation, duty, or liability of any kind whatsoever with respect to any such Excluded Liabilities. For the avoidance of doubt, each of the liabilities set forth in Exhibit 2.4 of the Disclosure Schedule is an Excluded Liability. All Intercompany Claims that do not constitute Assumed Liabilities in accordance with Section 2.3(g) (including, for the avoidance of doubt, any Intercompany Claim that may be asserted by or on behalf of Validus Parent against any Purchased Entity) shall be Excluded Liabilities.

2.5                          Transfer of Excluded Liabilities to Residualco

Pursuant to the Reverse Vesting Order, and in accordance with the Implementation Steps, the Purchased Entities, by the Monitor, hereby assign, transfer and convey the Excluded Liabilities to Residualco, and Residualco henceforth assumes the applicable Excluded Liabilities. All of the Excluded Liabilities are hereby discharged from the Purchased Entities pursuant to the Reverse Vesting Order.

2.6                          Transfer of Excluded Assets to Residualco

Pursuant to the Reverse Vesting Order, and in accordance with the Implementation Steps, the Purchased Entities, by the Monitor, hereby assign, transfer and convey the Excluded Assets to Residualco, and the Excluded Assets as of the Effective Date are vested in Residualco pursuant to the Reverse Vesting Order.

2.7	Closing Reorganization

(a)	On or prior to the Effective Date, the Vendors shall effect the Implementation Steps.

(b)	The Implementation Steps shall occur and be deemed to have occurred in the order and manner to be set out therein.

(c)	The steps to be taken and the compromises and releases to be effective on the Effective Date shall occur and be deemed to occur and be effected in the steps and sequential order set forth in the Implementation Steps.

2.8                          Consideration for Purchased Assets

(a)	As consideration for the Purchased Assets (the “Credit Bid Consideration”), effective as of the Effective Time:

(i)	the Assignee (x) shall pay to the Monitor the Priority Payments Closing Amount, such amount to be distributed by the Monitor in accordance with Section 6.11, (y) shall assume the Priority Payments of Validus Parent that are in excess of the Priority Payments Closing Amount, if any, on the Effective Date, and (z) hereby indemnifies and holds harmless the Monitor and the Receiver for any liability in respect of the Priority Payments of Validus Parent that are in excess of the Priority Payments Closing Amount, if any (together with any fees and expenses of the Monitor or the Receiver incurred in connection therewith, the “Priority Payments Indemnity”);

(ii)	the Assignee shall pay to the Monitor the Administrative Expense Closing Amount;

(iii)	MEFL releases Validus Parent and the Purchased Entities from all amounts outstanding and obligations owing by Validus Parent and the Purchased Entities to MEFL pursuant to the Participation Agreement Documents; and

(iv)	MEFL conveys and delivers to IFPC the title to the Leased Property held by MEFL on an “as is, where is” basis pursuant and subject to the Reverse Vesting Order.

(b)	To secure the Priority Payments Indemnity set out in Section 2.8(a)(i), the Monitor shall be granted a super-priority charge on the Purchased Interests (excluding the Kingston GP Interests and the Kingston LP Interests) pursuant to the Reverse Vesting Order (the “Priority Payments Indemnity Charge”). The Priority Payments Indemnity Charge shall terminate automatically upon the later of (i) the payment in satisfaction of all of the Priority Payments of Validus Parent in excess of the Priority Payments Closing Amount, as determined by the Canada Revenue Agency (if any); and (ii) receipt of confirmation from the Canada Revenue Agency by the Assignee, on notice to the Monitor, that no Priority Payments of Validus Parent in excess of the Priority Payment Closing Amount are owing.

(c)	For the avoidance of doubt, all outstanding obligations of IFPC and MEFL, as applicable, owing under the Lease Agreement hereby merge, and each of IFPC and MEFL is hereby released from all such Claims, obligations and liabilities under the Lease Agreement effective as of the Effective Time.

(d)	MEFL and its Affiliates or the Assignee and its Affiliates, on the one hand, and the Vendors, and any of their Affiliates, on the other hand, shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as such Person is required to deduct and withhold under Applicable Law. Before making any such deduction or withholding, the withholding agent shall use commercially reasonable efforts to provide the Person in respect of which deduction or withholding is proposed to be made reasonable advance written notice of the intention to make such deduction or withholding, and the withholding agent shall cooperate with any reasonable request from such Person to obtain reduction of or relief from such deduction or withholding to the extent permitted by Applicable Law. To the extent that amounts are so deducted and withheld and remitted to the appropriate Taxing Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(e)	The Credit Bid Consideration shall be allocated among the Purchased Assets as mutually agreed in writing by MEFL, the Assignee and the Vendors prior to the Effective Date. Notwithstanding the foregoing, the Parties agree that the consideration payable for the Purchased Validus Parent Assets shall be paid and satisfied by the assumption by the Assignee of the Priority Payments of Validus Parent on the Effective Date under Section 2.8(a)(i) in an amount to be agreed in writing by MEFL, the Assignee and the Vendors.

2.9	As is, Where is

Each of MEFL and the Assignee acknowledges, agrees and confirms that, at the Effective Time, the Purchased Assets shall be sold and delivered to MEFL or the Assignee, as applicable, on an “as is, where is” basis, subject only to the representations and warranties contained herein. Other than those representations and warranties contained herein, none of which shall survive closing, no representation, warranty or condition is expressed or can be implied as to title, encumbrances, description, fitness for purpose, merchantability, condition or quality or in respect of any other matter or thing whatsoever. Any information provided in any schedule, exhibit or appendix to a Transaction Document, including any information contained in the Disclosure Schedule, shall not constitute a representation or warranty given by any of the Receiver, the Monitor or a Validus Entity.

Article 3
Representations and Warranties of the VENDORS

The Vendors represent and warrant as of the Effective Date to MEFL and the Assignee as follows, and acknowledge and agree that MEFL and the Assignee are relying upon such representations and warranties in connection with the assignment of the Purchased Assets and the delivery of title to the Leased Property hereunder:

3.1	Due Authorization and Enforceability of Obligations

Subject to the Court’s granting of the CCAA Initial Order, the SISP Order and the Reverse Vesting Order, the Vendors have the requisite power and authority to enter into this Agreement and to carry out the obligations of the Vendors under this Agreement, and this Agreement constitutes a legal, valid and binding obligation of them, enforceable against them in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability.

3.2                          Residence

None of the Vendors is a non-resident of Canada for the purposes of the Tax Act (and the Kingston LP is a “Canadian partnership” as defined in the Tax Act).

3.3                          GST/HST Registration

The Validus Entities (other than Validus Hosting) are registered for GST/HST purposes under Part IX of the ETA with the registration numbers set forth below:

Validus Parent	-	747594133 RT0002
IFPC	-	886674696 RT0002
Bay Power	-	776287062 RT0002
Kap Power	-	777056946 RT0002
Kingston LP	-	777056946 RT0002
Kingston GP	-	777056946 RT0002

3.4	No Encumbrances

Neither the Receiver or the Monitor nor the Vendors have engaged in any act that has resulted in an Encumbrance affecting any of the Purchased Assets or the Leased Property, other than a Permitted Encumbrance or any charge created by the Appointment Order, the SISP Order or the Reverse Vesting Order or arising by operation of Applicable Law in the ordinary course of the Business.

Article 4
Representations and Warranties of the Assignee

The Assignee represents and warrants as of the Effective Date to the Vendors as follows, and acknowledges that the Vendors are relying upon the following representations and warranties in connection with the assignment of the Purchased Assets and the delivery of title to the Leased Property hereunder:

4.1	Due Authorization and Enforceability of Obligations

Subject to this Agreement being selected as the Successful Bid, this Agreement has been duly authorized, executed and delivered by the Assignee and constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability.

4.2	Existence and Good Standing

The Assignee is validly existing and in good standing under the laws of Ontario and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder and consummate the transactions contemplated by this Agreement.

4.3	Sophisticated Party

The Assignee: (a) is a sophisticated party with sufficient knowledge and experience to evaluate properly the terms and conditions of this Agreement, (b) has conducted its own analysis and made its own decision to enter into this Agreement and has obtained such independent advice in this regard as it deemed appropriate; and (c) has not relied on such analysis or decision of any Person other than its own independent advisors.

4.4	Absence of Conflicts

Subject to this Agreement being selected as the Successful Bid, the execution and delivery of this Agreement by and the completion by the Assignee of its obligations hereunder and the consummation of the transactions contemplated herein do not and will not violate or conflict with any Applicable Law, or any of its properties or assets, and will not result (with due notice or the passage of time or both) in a violation, conflict or breach of, or constitute a default under, or require any consent to be obtained under its certificate of incorporation, articles, by-laws or other constituent documents.

4.5	Approvals and Consents

Subject to this Agreement being selected as the Successful Bid, the execution and delivery of this Agreement by the Assignee, the completion by the Assignee of its obligations hereunder and the consummation by the Assignee of the transactions contemplated herein, do not and will not require any consent or approval or other action, with or by, any Governmental Authority, other than as contemplated by any Order.

4.6	No Actions

There is not, as of the date hereof, pending or, to the Assignee’s knowledge, threatened against it or any of its properties, nor has the Assignee received notice in respect of, any claim, potential claim, litigation, action, suit, arbitration, investigation or other proceeding before any Governmental Authority or legislative body that, would prevent it from executing and delivering this Agreement, performing its obligations hereunder and consummating the transactions and agreements contemplated by this Agreement.

4.7	Financial Ability

The Assignee has and will have, at all relevant times, the financial ability and sufficient funds to perform all of its obligations under this Agreement, and the availability of such funds will not be subject to the consent, approval or authorization of any Person or the availability of any financing.

4.8	Authorization of Delivery of the Credit Bid Consideration

The Assignee is duly authorized to deliver the Credit Bid Consideration to be delivered by it in connection with the consummation of this Agreement and the transactions contemplated hereunder.

4.9	Investment Canada Act

The Assignee is not a “non-Canadian” or is a “trade agreement investor”, each within the meaning of the Investment Canada Act.

4.10	Residence

The Assignee is not a non-resident of Canada for the purposes of the Tax Act.

Article 5
Representations and Warranties of MEFL

MEFL represents and warrants as of the Effective Date to the Vendors as follows, and acknowledges that the Vendors are relying upon the following representations and warranties in connection with the assignment of the Purchased Assets and the delivery of title to the Leased Property hereunder:

5.1	Due Authorization and Enforceability of Obligations

Subject to this Agreement being selected as the Successful Bid, this Agreement has been duly authorized, executed and delivered by MEFL, and, assuming the due authorization, execution and delivery by it, this Agreement constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability.

5.2	Existence and Good Standing

MEFL is validly existing and in good standing under the laws of Canada and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder and consummate the transactions contemplated by this Agreement.

5.3	Sophisticated Party

MEFL: (a) is a sophisticated party with sufficient knowledge and experience to evaluate properly the terms and conditions of this Agreement; (b) has conducted its own analysis and made its own decision to enter into this Agreement and has obtained such independent advice in this regard as it deemed appropriate; and (c) has not relied on such analysis or decision of any Person other than its own independent advisors.

5.4	Absence of Conflicts

Subject to this Agreement being selected as the Successful Bid, the execution and delivery of this Agreement by and the completion by MEFL of its obligations hereunder and the consummation of the transactions contemplated herein by it do not and will not violate or conflict with any Applicable Law, or any of its properties or assets, and will not result (with due notice or the passage of time or both) in a violation, conflict or breach by it of, or constitute a default by it under, or require any consent to be obtained by it under its certificate of incorporation, articles, by-laws or other constituent documents.

5.5	Approvals and Consents

Subject to this Agreement being selected as the Successful Bid, the execution and delivery of this Agreement by MEFL, the completion by MEFL of its obligations hereunder and the consummation by MEFL of the transactions contemplated herein, do not and will not require any consent or approval or other action, with or by, any Governmental Authority, other than as contemplated by any Order.

5.6	No Actions

There is not, as of the date hereof, pending or, to MEFL’s knowledge, threatened against it or any of its properties, nor has MEFL received notice in respect of, any claim, potential claim, litigation, action, suit, arbitration, investigation or other proceeding before any Governmental Authority or legislative body that, would prevent it from executing and delivering this Agreement, performing its obligations hereunder and consummating the transactions and agreements contemplated by this Agreement.

5.7	Financial Ability

MEFL has and will have at all relevant times, the financial ability and sufficient funds to perform all of its obligations under this Agreement, and the availability of such funds will not be subject to the consent, approval or authorization of any Person or the availability of any financing.

5.8	Authorization of Delivery of the Credit Bid Consideration

MEFL is duly authorized to deliver the Credit Bid Consideration to be delivered by it in connection with the consummation of this Agreement and the transactions contemplated hereunder.

5.9                           Investment Canada Act

MEFL is a “trade agreement investor” within the meaning of the Investment Canada Act.

5.10	GST/HST Registration

MEFL is registered for GST/HST purposes under Part IX of the ETA and its registration number is 86299 2021 RT001.

5.11	Residence

MEFL is not a non-resident of Canada for the purposes of the Tax Act.

Article 6
Additional Agreements of the Parties

6.1                          Access to Information

Following the Effective Date, the Assignee shall retain and make all books and records of the Purchased Entities available to the Receiver, the Monitor, any trustee in bankruptcy of the Receivership Debtors or any of their respective Affiliates upon at least three (3) Business Days’ prior notice, for a period of three (3) years after the Effective Date, and shall, at such party’s expense, permit any of the foregoing Persons to take copies thereof as they may determine to be necessary or useful to accomplish their respective roles; provided that the Assignee shall not be obligated to make such books and records available to the extent that doing so would: (a) violate Applicable Law; or (b) jeopardize the protection of a solicitor-client privilege.

6.2	Covenants Relating to this Agreement

6.2.1        Each of the Parties shall perform all obligations required to be performed by the applicable Party under this Agreement and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, each Party shall and, where appropriate, shall cause each of its Affiliates and representatives to not take any action, or refrain from taking any action, or permit any action to be taken or not taken, which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the transactions contemplated by this Agreement.

6.2.2        The Vendors, the Assignee and MEFL agree to execute and deliver such other documents, certificates, agreements and other writings, and to take such other actions to consummate or implement as soon as reasonably practicable, the transactions contemplated by this Agreement.

6.2.3        The Vendors, the Assignee and MEFL agree to use commercial reasonable efforts to timely prepare and file all documentation and pursue all steps reasonably necessary to obtain any material third-party consents and approvals as may be required in connection with the transaction contemplated by this Agreement.

6.3                          Tax Matters

6.3.1       Each of MEFL, the Assignee and the Vendors agrees to furnish or cause to be furnished to each other, as promptly as practicable, such information and assistance relating to the Leased Property, the Purchased Assets and the Assumed Liabilities as is reasonably necessary for the preparation and filing of any Tax Return, claim for refund or other required filings relating to Tax matters, for the preparation for and proof of facts during any Tax audit, for the preparation for any Tax protest, for the prosecution of any suit or other proceedings relating to Tax matters and for the answer to any governmental or regulatory inquiry relating to Tax matters. Each of MEFL, the Assignee and the Vendors also agrees to furnish or cause to be furnished to each other, as promptly as practicable, such information and assistance relating to the Validus Entities and the Purchased Assets as is reasonably necessary for MEFL to assign or transfer Purchased Assets to the Assignee in a tax-efficient manner, including making such joint elections at such amounts in respect of such property as MEFL may reasonably require. Each of MEFL, the Assignee and the Vendors agrees to elect pursuant to subsection 256(9) of the Tax Act that the time of any acquisition of control of a Purchased Entity acquired under this Agreement is the Effective Time.

6.3.2         MEFL, the Assignee and the Vendors shall each be responsible for the preparation of their own Tax Returns required to be filed under the Tax Act and the ETA and other similar forms and returns in accordance with Applicable Law but shall cooperate to execute any joint tax elections as MEFL may reasonably require and agreed to by the Vendors, acting reasonably. The Purchased Entities shall not amend a Tax Return of any Purchased Entity related to a Tax period ending on or before the Effective Date without the consent of the Monitor.

6.3.3         For all purposes under this Agreement for which it is necessary to apportion taxes in a taxable period which includes (but does not end on) the Effective Date (a “Straddle Period”) between the portion of such period ending immediately prior to the Effective Time (such portion of such Straddle Period, the “Pre-Closing Straddle Tax Period”) and the portion of such period beginning at the Effective Time (such portion of such Straddle Period, the “Post-Closing Straddle Tax Period”): (i) all personal property Taxes and similar ad valorem obligations shall be apportioned between the Pre-Closing Straddle Tax Period and the Post-Closing Straddle Tax Period on a per diem basis, with the portion allocated to the Pre-Closing Straddle Tax Period including the Effective Date for these purposes; and (ii) in the case of any Tax based upon or related to income, receipts, sales, use, GST/HST, payroll or withholding, the portion of such Tax allocable to the Pre-Closing Straddle Tax Period shall be deemed to be the amount that would be payable if any relevant tax period ended immediately before the Effective Time (but taking into account in that tax period any settlement of or extinguishment of any amount under the Reverse Vesting Order, whether it occurred prior to or at the Effective Time). To the extent such closing of the books method is not incorporated under the law of a jurisdiction for particular types of entities, allocations of income among the periods shall be made to replicate the closing of the books method to the maximum extent possible.

6.3.4         The Assignee shall be responsible for and shall pay, or cause to be paid, any Transfer Tax in respect of the purchase and sale of the Purchased Assets under this Agreement and such Transfer Tax shall be remitted to the appropriate Governmental Authority as provided for under Applicable Law (except any Transfer Tax which, under Applicable Law, is collectible by Validus Parent, in which case such Transfer Tax shall be collected by and remitted by Validus Parent to the appropriate Governmental Authority as provided for under the Applicable Law). The Parties shall reasonably cooperate to mitigate and/or eliminate the amount of Transfer Taxes resulting from the transactions contemplated herein. MEFL, the Assignee and the Vendors acknowledge and agree that no GST/HST is exigible from the Assignee or MEFL in respect of the purchase of the Hut 8 Litigation, the Purchased Interests or the Validus Hosting Interests or the issuance or transfer of the IFPC Note 1, the IFPC Note 2, the IFPC Note 3 and the IFPC Interests.

6.3.5         IFPC shall be responsible for and shall pay, or cause to be paid, any Transfer Tax in respect of the payment of any amount by IFPC under or in respect of the Lease Agreement or any other Participation Agreement Document (including for greater certainty the transfer of the Leased Property by MEFL to IFPC under this Agreement) and the unpaid GST/HST in respect of amounts due under or in respect of the Lease Agreement or any other Participation Agreement Document that are paid by IFPC hereunder and such Transfer Tax shall be remitted to the appropriate Governmental Authority as provided for under Applicable Law; provided that GST/HST in respect thereof shall be fully paid and satisfied by IFPC to MEFL by the issuance of the IFPC Note 3 by IFPC to MEFL, and MEFL shall remit such GST/HST to the appropriate Governmental Authority as provided for under the ETA.

6.4                           Administrative Expense Closing Amount

6.4.1         The Assignee shall pay the Administrative Expense Closing Amount to the Monitor on the Effective Date, which Administrative Expense Closing Amount shall be held in trust by the Monitor for the benefit of Persons entitled to be paid the Administrative Expense Costs.

6.4.2         From time to time after the Effective Date, the Monitor may pay from the Administrative Expense Closing Amount the Administrative Expense Costs at its sole discretion and without further authorization from the Assignee or MEFL. Any unused portion of the Administrative Expense Closing Amount after payment or reservation for all Administrative Expense Costs, as determined by the Monitor, shall be transferred by the Monitor to the Assignee.

6.5                           Assumption of Liabilities

Effective as of the Effective Time (and without duplication), each of the Purchased Entities retains and remains liable for the Assumed Liabilities of such Purchased Entity in accordance with Sections 2.3, 2.4 and 2.5 and the Reverse Vesting Order; provided that all of the Priority Payments of Validus Parent, if any, that are in excess of the Priority Payments Closing Amount shall be assumed by the Assignee and shall be paid or otherwise discharged within six (6) months of assessment from the Canada Revenue Agency, or such other period of time as agreed between the Assignee and the Canada Revenue Agency.

For greater certainty, the retention of the Assumed Liabilities by the Purchased Entities, shall not constitute part of the consideration payable by the Assignee (or MEFL) for the Purchased Assets hereunder.

6.6	Certain Payments or Instruments Received from Third Persons

6.6.1         To the extent that, after the Effective Date: (i) the Assignee or any of its Affiliates receives any payment or instrument that is for the account of the Vendors according to the terms of any Transaction Document, the Assignee shall promptly deliver such amount or instrument to the Vendors; or (ii) the Vendors receive any payment or instrument that is for the account of the Assignee or any Purchased Entity according to the terms of any Transaction Document or that relates to the Business, including any governmental assistance refunds so received after the Effective Date, the Vendors shall promptly deliver such amount or instrument to the Assignee.

6.6.2         All amounts due and payable under this Section 6.6 shall be due and payable by the applicable Party in immediately available funds, by wire transfer to the account designated in writing by the relevant Party. Notwithstanding the foregoing, each Party hereby undertakes to use its commercially reasonable efforts to direct or forward all bills, invoices or like instruments to the appropriate Party.

6.7                           Misallocated Assets

6.7.1         If: (i) after the Effective Date, Validus Parent or Residualco is the owner of, receives or otherwise comes to possess any property that was designated under this Agreement to be Purchased Assets or Assumed Liabilities or any assets of the Validus Entities that were not Excluded Assets, or (ii) at any time after the Effective Date, with the consent of the Monitor and MEFL (not to be unreasonably withheld), the Assignee designates an Excluded Contract to be an Assumed Liability: (a) the Assignee will promptly give written notice to the Monitor; and (b) the Monitor will promptly cause Validus Parent or Residualco, as applicable, to transfer, assign, convey and deliver (or cause to be transferred, assigned, conveyed and delivered) such assets or liabilities to the Assignee. Each Party will cooperate with the other Party and use its commercially reasonable efforts to set up procedures and notifications as are reasonably necessary or advisable to effectuate the assignment, transfer, conveyance and delivery, or assumption, contemplated by this Section 6.7.1.

6.7.2         In the event that the Vendors refuse to consent to the Assignee’s designation after the Effective Date of any Excluded Asset or Excluded Liability as a Purchased Asset or as an Assumed Liability, as applicable, the Assignee or the Vendors may submit such dispute to the Court for final determination. Each Party shall bear its own costs and expenses in connection with any such dispute.

6.7.3         Nothing in this Section 6.7 shall prevent the Receiver or the Monitor from completing the administration of the Receivership Proceedings or the CCAA Proceedings and seeking Orders discharging or terminating such proceedings.

6.8                           Releases by the Assignee and MEFL

6.8.1         Except in connection with any obligations of the Receiver or the Monitor contained in this Agreement and any Transaction Documents, each of the Assignee and MEFL hereby releases and forever discharges KSV, in its capacity as the Receiver and the Monitor, and its successors and assigns, and all officers, directors, partners, members, shareholders, limited partners, employees, agents, financial and legal advisors of each of them, from any and all actual or potential Released Claims which such Person had, has or may have in the future to the extent relating to transactions contemplated by the Transaction Documents, including the Leased Property, the Purchased Assets or the Assumed Liabilities, save and except for Released Claims arising out of fraud, bad faith or illegal acts (unless such Person believed in good faith that its conduct was legal).

6.8.2         Except in connection with any obligations of the Receiver or the Monitor contained in this Agreement and any Transaction Documents, immediately following the Effective Time, the Assignee shall cause the Purchased Entities to release and forever discharge KSV, in its capacity as the Receiver and the Monitor, and its successors and assigns, and all officers, directors, partners, members, shareholders, limited partners, employees, agents, financial and legal advisors of each of them, from any and all actual or potential Causes of Action against such Persons, except for Causes of Action related to any act or omission that is determined in a Final Order of a court of competent jurisdiction to have constituted actual fraud, willful misconduct, or gross negligence (provided that in all respects such Persons shall be entitled to reasonably rely upon the advice of counsel with respect to their applicable duties and responsibilities), and such release to be in the form as agreed among the Parties.

6.9	Release by the Receiver

Except in connection with any obligations of the Assignee and MEFL contained in this Agreement and any Transaction Documents, the Receiver hereby releases and forever discharges the Assignee, MEFL, the Purchased Entities and their respective Affiliates, and each of their respective successors and assigns, and all officers, directors, partners, members, shareholders, limited partners, employees, agents, financial and legal advisors of each of them, from any and all actual or potential Released Claims which such Person had, has or may have in the future to the extent relating to the transactions contemplated by the Transaction Documents, including the Leased Property, the Purchased Assets or the Assumed Liabilities, save and except for Released Claims arising out of fraud, bad faith or illegal acts (unless such Person believed in good faith that its conduct was legal).

6.10	Letters of Credit and Deposits

To the extent required, it shall be the sole responsibility of the Assignee, and the Assignee hereby covenants and agrees, within 30 days of the Effective Date, to issue replacement letters of credit and/or deposits which have currently been provided by Validus Parent and are listed in Exhibit 6.10 of the Disclosure Schedule; provided that Validus Parent shall have no obligation to ensure that any such existing letters of credit or deposits remain in place after the Effective Date and existing letters of credit or deposits shall not be used as security for obligations after the Effective Date without the consent of the Monitor (who may request security or collateral in connection with providing any such consent).

6.11	Monitor to Distribute the Priority Payments Closing Amount

Promptly following the receipt of the Priority Payments Closing Amount, but in any event no later than five (5) Business Days after the Effective Date, the Monitor shall distribute to such parties as may be entitled to payment such amounts as may be required to satisfy the Priority Payments of Validus Parent known at the Effective Time and, after such obligations are paid in full, such amounts as may be required to satisfy the Priority Payments of the Purchased Entities known at the Effective Time. The Monitor shall promptly provide proof of such payments to the Assignee and MEFL.

Article 7
Insolvency Provisions

7.1	Court Orders and Related Matters

In the event that, following the Effective Time, an appeal is taken or a stay pending appeal is requested from the Reverse Vesting Order, the Monitor shall promptly notify MEFL and the Assignee of such appeal or stay request and shall promptly provide MEFL and the Assignee copies of the related notice of appeal or order of stay. The Monitor shall also provide MEFL and the Assignee with written notice of any motion or application filed in connection with any appeal from such orders. The Monitor agrees to take all action as may be reasonable and appropriate to defend against such appeal or stay request.

Article 8
Closing

8.1	Location and Time of the Closing

The Closing shall take place at the Effective Time on the Effective Date by means of an electronic closing, or such other place or fashion as may be agreed in writing upon by the Vendors and MEFL in which the Transaction Documentation will be delivered by e-mail exchange of signature pages in PDF or functionally equivalent electronic format, which delivery will be effective without any further physical exchange of the originals or copies of the originals except as otherwise provided in this Agreement.

8.2                           The Vendors’ Deliveries at Closing

The Vendors hereby deliver to MEFL or the Assignee, as the case may be and as specified herein, contemporaneously with the execution and acceptance of this Agreement, the following:

(a)	a true copy of each of the Appointment Order, the SISP Order and the Reverse Vesting Order, each of which shall be Final Orders;

(b)	the share and unit certificates representing the Purchased Interests and the Validus Hosting Interests endorsed in blank for transfer or accompanied by irrevocable stock transfers executed in blank by the holders of record and an updated register of common equity or record of limited partners, as applicable, maintained by or on behalf of each of Bay Power, Kap Power, Kingston GP, Kingston LP and Validus Hosting reflecting the transfer of the Purchased Interests and the Validus Hosting Interests;

(c)	the IFPC Note 1, the IFPC Note 2 and the IFPC Note 3;

(d)	a share certificate in the name of the Assignee representing the IFPC Interests in accordance with Section 2.1.1(d);

(e)	actual possession of the Purchased Assets;

(f)	the Disclosure Schedule; and

(g)	evidence of the cancellation of the IFPC Legacy Shares in accordance with Section 2.1.1(e).

8.3                           Assignee’s Deliveries at Closing

The Assignee hereby delivers to the Vendors, contemporaneously with the execution and acceptance of this Agreement, the following:

(a)	a certificate of an authorized signatory of the Assignee (in such capacity and without personal liability), in form and substance reasonably satisfactory to the Vendors: (i) certifying that the Assignee has adopted resolutions (in a form attached to such certificate) authorizing the execution, delivery and performance of this Agreement and the transactions contemplated herein, as applicable, which resolutions are in full force and effect and have not been superseded, amended or modified as of the Effective Date; and (ii) certifying as to the incumbency and signature of the authorized signatory of the Assignee executing this Agreement and the other transaction documents contemplated herein, as applicable;

(b)	a certificate of an authorized signatory of the Assignee (in such capacity and without personal liability), in form and substance reasonably satisfactory to the Monitor, confirming that each of the conditions precedent in Section 3.1 of the Terms and Conditions have been fulfilled, performed or waived;

(c)	the release contemplated by Section 6.8.2; and

(d)	all other documents required to be delivered by the Assignee on the Effective Date pursuant to this Agreement or Applicable Law or that have been reasonably requested by the Receiver in good faith prior to the Effective Time.

8.4	MEFL’s Deliveries at Closing

MEFL hereby delivers to the Monitor, contemporaneously with the execution and acceptance of this Agreement, the following:

(a)	a copy of a Bill of Sale addressed to IFPC for the Leased Property on an “as is, where is” basis, in a form and on terms acceptable to MEFL, acting reasonably;

(b)	a certificate of an authorized signatory of MEFL (in such capacity and without personal liability), in form and substance reasonably satisfactory to the Monitor, certifying that MEFL has adopted resolutions (in a form attached to such certificate) authorizing the execution, delivery and performance of this Agreement and the transactions contemplated herein, as applicable, which resolutions are in full force and effect and have not been superseded, amended or modified as of the Effective Date; and certifying as to the incumbency and signature of the authorized signatory of MEFL executing this Agreement and the other transaction documents contemplated herein, as applicable;

(c)	a certificate of an authorized signatory of MEFL (in such capacity and without personal liability), in form and substance reasonably satisfactory to the Monitor, confirming that each of the conditions precedent in Section 3.1 of the Terms and Conditions have been fulfilled, performed or waived; and

(d)	all other documents required to be delivered by MEFL on the Effective Date pursuant to this Agreement or Applicable Law or that have been reasonably requested by the Receiver in good faith prior to the Effective Time.

8.5                           Monitor’s Certificate

As soon as practicable following the Effective Time, the Monitor shall file a copy of the Monitor’s Certificate with the Court (and shall provide a true copy of such filed certificate to MEFL and the Assignee). The Parties hereby acknowledge and agree that the Monitor will be entitled to file the Monitor’s Certificate with the Court, without independent investigation, upon receiving written confirmation from the Vendors, MEFL and the Assignee that the Effective Time and Closing have occurred, and the Monitor will have no liability to the Assignee, MEFL or any other Person as a result of filing the Monitor’s Certificate in accordance with this Section 8.5.

8.6	Ordering of Closing Transactions

Notwithstanding any term to the contrary herein, all actions taken and transactions consummated at the Closing shall be deemed to have occurred in the manner and sequence set forth in the Implementation Steps and the Reverse Vesting Order (subject to the terms of any escrow agreement or arrangement among the Parties relating to the Closing), and no such transaction shall be considered consummated unless all are consummated.

8.7	Further Assurances

As reasonably required by a Party in order to effectuate the transactions contemplated by this Agreement, the Assignee, MEFL and the Vendors shall execute and deliver after the Closing such other documents, and shall take such other actions, as are necessary or appropriate, to implement and make effective the transactions contemplated by this Agreement.

Article 9
General Matters

9.1                           Confidentiality

After the Effective Time, the Receiver and the Monitor shall maintain the confidentiality of all confidential information relating to the Business and the Validus Entities (but does not include information that is or becomes generally available to the public other than as a result of disclosure by the Receiver, the Monitor or their representatives in breach of this Agreement or that is received by the Receiver or the Monitor from an independent third party that, to the knowledge of the Receiver or the Monitor, as applicable, obtained it lawfully and was under no duty of confidentiality (except to the extent that applicable privacy laws do not exclude such information from the definition of personal information) or that is independently developed by the Receiver or the Monitor or their representatives without reference to any Confidential Information), including the Confidential Information, except any disclosure of such information and records as may be required by Applicable Law. If the Receiver, the Monitor, Validus Parent or Residualco, or any of its or their respective representatives, becomes legally compelled by deposition, interrogatory, request for documents, subpoena, civil investigative demand, or similar judicial or administrative process, to disclose any such information, such party shall use its commercially reasonable efforts, or shall use its commercially reasonable efforts to cause the Receiver or its representative to, provide the Assignee with reasonably prompt prior oral or written notice of such requirement (including any report, statement, testimony or other submission to such Governmental Authority) to the extent legally permissible and reasonably practicable, and cooperate with the Assignee, at the Assignee’s sole expense, to obtain a protective order or similar remedy to cause such information not to be disclosed; provided that in the event that such protective order or other similar remedy is not obtained, the Receiver or the Monitor shall, or shall cause Validus Parent or Residualco, or a representative to, furnish only that portion of such information that has been legally compelled, and shall, or shall cause Validus Parent or Residualco, or a representative to, exercise its commercially reasonable efforts to obtain assurance that confidential treatment will be accorded such disclosed information. The Receiver and the Monitor shall instruct Validus Parent, Residualco and representatives having access to such information of such obligation of confidentiality.

9.2                           Public Notices

9.2.1         No press release or other announcement concerning the consummation of the transactions contemplated by this Agreement shall be made by the Receiver, the Monitor, MEFL or the Assignee without the prior consent of the other Parties (such consent not to be unreasonably withheld, conditioned or delayed); provided, however, that subject to the last sentence of this Section 9.2, any Party may, without such consent, make such disclosure if the same is required by Applicable Law (including the Receivership Proceedings and the CCAA Proceedings) or by any insolvency or other court or securities commission, or other similar Governmental Authority having jurisdiction over such Party or any of its Affiliates, and, if such disclosure is required, the Party making such disclosure shall use commercially reasonable efforts to give prompt prior oral or written notice to the other Party to the extent legally permissible and reasonably practicable, and if such prior notice is not legally permissible or reasonably practicable, to give such notice reasonably promptly following the making of such disclosure. Notwithstanding the foregoing: (a) this Agreement may be filed by the Receiver or the Monitor: (i) with the Court; and (ii) on one or more webpages on the Receiver’s and the Monitor’s public websites established pursuant to the Appointment Order and the Initial Order, respectively, to provide public notice of the Receivership Proceedings and the CCAA Proceedings and the documents and materials filed therein; and (b) the transactions contemplated in this Agreement may be disclosed by the Receiver and the Monitor to the Court, subject to redacting confidential or sensitive information as permitted by Applicable Law. The Parties further agree that:

(i)	the Receiver and the Monitor may prepare and file reports and other documents with the Court containing references to the transactions contemplated by this Agreement and the terms of such transactions; and

(ii)	the Receiver, the Monitor, MEFL and their respective professional advisors may prepare and file such reports and other documents with the Court containing references to the transactions contemplated by this Agreement and the terms of such transactions as may reasonably be necessary to complete the transactions contemplated by this Agreement or to comply with their obligations in connection therewith.

The Assignee and MEFL may issue a joint press release announcing the execution, delivery and consummation of this Agreement, in form and substance mutually agreed to by them.

9.3                           Non-Recourse

No past, present or future director, officer, employee, incorporator, member, partner, securityholder, Affiliate, agent, lawyer or representative of the Monitor or the Receiver, in such capacity, shall have any liability for any obligations or liabilities of the Monitor or the Receiver, as applicable, under this Agreement, or for any Causes of Action based on, in respect of or by reason of the transactions contemplated hereby.

9.4	Receivership Liability

Notwithstanding the foregoing or anything else contained herein or elsewhere, each of the Receiver, MEFL and the Assignee acknowledges and agrees that KSV is acting solely in its capacity as the Court-appointed receiver of the Receivership Debtors pursuant to the Appointment Order and the Monitor pursuant to the Initial Order and not in its personal or corporate capacity, and neither the Receiver nor the Monitor has any liability in connection with this Agreement whatsoever, in its personal or corporate capacity or otherwise.

9.5                           Assignment of Agreement

No Party may assign its rights, benefits or obligations under this Agreement without the consent of each of the other Parties, except that, without the consent of the Receiver or the Assignee, MEFL may, upon prior written notice to the Receiver and the Assignee assign this Agreement, or any or all of its rights and obligations thereunder, to one or more of its Affiliates; provided that no such assignment or direction shall relieve MEFL of its obligations hereunder.

9.6                           Notices

9.6.1         Any notice, request, demand or other communication required or permitted to be given to a Party pursuant to the provisions of this Agreement will be in writing and will be effective and deemed given under this Agreement on the earliest of: (a) the date of personal delivery; (b) the date of transmission by email, with confirmed transmission and receipt (if sent during normal business hours of the recipient, if not, then on the next Business Day); (c) two (2) days after deposit with a nationally-recognized courier or overnight service such as Federal Express; or (d) five (5) days after mailing via certified mail, return receipt requested. All notices not delivered personally or by email will be sent with postage and other charges prepaid and properly addressed to the Party to be notified at the address set forth for such Party:

(i)            if to the Assignee at:

Far North Power Corp.

24 Duncan Street, Suite 500,

Toronto, Ontario

M5V 2B8

Attention:	Aniss Amdiss
E-mail:	[REDACTED]

with required copies (which shall not be deemed notice) to:

Bennett Jones LLP

1 First Canadian Place, Suite 3400

Toronto, Ontario

M5X 1A4

Attention:	Curtis Cusinato / Jesse Mighton
E-mail:	[REDACTED] / [REDACTED]

(ii)           if to MEFL at:

Macquarie Equipment Finance Ltd.

181 Bay Street

Toronto, Ontario

M5J 2T3

Attention:	Lisa Tarnowsky
E-mail:	[REDACTED]

and to:

with required copies (which shall not be deemed notice) to:

Torys LLP

79 Wellington St., 30th Floor

Toronto, Ontario

M5K 1N2

Attention:	Scott Bomhof / Scott Kraag
E-mail:	[REDACTED] / [REDACTED]

(iii)          if to the Vendors, by the Monitor, at:

KSV Restructuring Inc.

220 Bay Street, Suite 1300

Toronto, Ontario

M5J 2W3

Attention:	Bobby Kofman
E-mail:	[REDACTED]

with a required copy (which shall not be deemed notice) to:

Norton Rose Fulbright Canada LLP

222 Bay Street, Suite 3000, P.O. Box 53

Toronto, Ontario

M5K 1E7

Attention:	Jennifer Stam
E-mail:	[REDACTED]

9.6.2         Any Party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to such Party at its changed address.

9.7                           Counterparts; Electronic Signatures

This Agreement may be signed in counterparts and each of such counterparts shall constitute an original document and such counterparts, taken together, shall constitute one and the same instrument. Execution of this Agreement may be made by electronic signature which, for all purposes, shall be deemed to be an original signature.

9.8	Language

The Parties have expressly required that this Agreement and all documents and notices relating hereto be drafted in English. Les parties aux présents ont exigés que la présente convention ainsi que tous les documents et avis qui s’y rattachent ou qui en découleront soit rédigés en la langue anglaise.

[Remainder of page intentionally left blank; signature pages follow]

IN WITNESS WHEREOF, MEFL and the Assignee have executed this Agreement as of [■], 2023.

Far north POWER corp.
By:
Name: Title:

MACQUARIE EQUIPMENT FINANCE LTD.
By:
Name: Title:
By:
Name: Title:

[Signature Page to Transaction Agreement]

IN WITNESS WHEREOF the Vendors have accepted and executed this Agreement as of _________________, 2023, the Effective Time.

VALIDUS POWER CORP., IROQUOIS FALLS POWER CORP., BAY POWER CORP., KAP POWER CORP., KINGSTON COGEN LIMITED PARTNERSHIP, KINGSTON COGEN GP INC. and VALIDUS HOSTING INC., each by KSV RESTRUCTURING INC., in its capacity as court-appointed Monitor in the CCAA Proceedings
By:
Name: Title:

[Signature Page to Transaction Agreement]

SCHEDULE “A”

Form of Reverse Vesting Order

(See attached.)

Court File No. CV-23-00705215-00CL

ONTARIO

SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST

THE HONOURABLE JUSTICE [■]	) ) )	[■], THE [■] DAY OF [■], 2023

IN THE MATTER OF THE COMPANIES’ CREDITORS ARRANGEMENT ACT, R.S.C. 1985, C. C-36, AS AMENDED

AND IN THE MATTER OF A PLAN OF COMPROMISE OR
ARRANGEMENT INVOLVING VALIDUS POWER CORP., IROQUOIS
FALLS POWER CORP., BAY POWER CORP., KAP POWER CORP.,
VALIDUS HOSTING INC. AND KINGSTON COGEN GP INC.

APPROVAL AND VESTING ORDER

THIS MOTION, made by KSV Restructuring Inc. (“KSV”), in its capacity as monitor (in such capacity, the “Monitor”) of Validus Power Corp. (“Validus Parent”), Iroquois Falls Power Corp. (“IFPC”), Bay Power Corp. (“Bay Power”), Kap Power Corp. (“Kap Power”), Validus Hosting Inc. (“Validus Hosting”), Kingston Cogen Limited Partnership (“Kingston LP”) and Kingston Cogen GP Inc. (“Kingston GP”, and collectively with each of the foregoing entities, the “Vendors”), for an Order, among other things, at the time and in the manner set out herein:

(a)	approving: (i) the acceptance and execution by the Vendors, each by KSV in its capacity as the Monitor, of the Transaction Agreement (as may be amended from time to time, the “Transaction Agreement”, and the acceptance and execution by the Vendors thereof, each by KSV in its capacity as the Monitor, the “Vendors’ Acceptance”) that was executed by Macquarie Equipment Finance Ltd. (“MEFL”) and Far North Power Corp. (the “Assignee”) on [■], 2023 in connection with the offer letter delivered by MEFL and the Assignee to the Monitor on [■], 2023 (the “Offer Letter”) (which Offer Letter was attached as [Exhibit “[■]”] to the [[■] Report of the Monitor dated [■], 2023] (the “[■] Report”)); and (ii) the consummation of the transactions contemplated in the Transaction Agreement (collectively, the “Transactions”), including the Implementation Steps, upon the satisfaction of the Offer Conditions;

(b)	adding [■] (“Residualco”) as a Debtor Company (as defined in the Initial Order of this Court dated August 29, 2023 (the “Initial Order”)) to these CCAA proceedings and as a Debtor (as defined in the Appointment Order of this Court dated August 10, 2023 (the “Appointment Order”) issued in the receivership proceedings in Court File No.: CV-23-00703754-00CL (the “Receivership Proceedings”)), effective as of the Effective Time;

(c)	vesting in and to Residualco, as and to the extent applicable, absolutely and exclusively, all of the right, title and interest of, and all liabilities and obligations of, IFPC, Bay Power, Kap Power, Validus Hosting, Kingston LP and Kingston GP (collectively, the “Purchased Entities”) in and to the Excluded Assets, the Excluded Contracts and the Excluded Liabilities, as applicable;

(d)	discharging the Claims (as defined herein) and Encumbrances (as defined herein) against the Purchased Entities and the Retained Assets (as defined herein);

(e)	authorizing and directing the Vendors, by KSV in its capacity as the Monitor, to issue the IFPC Interests, and vesting all of the right, title and interest in and to the IFPC Interests absolutely and exclusively in and to the Assignee, as nominee and designated assignee of MEFL, free and clear of any Claims and Encumbrances;

(f)	vesting all of Validus Parent’s right, title and interest in and to the Bay Power Interests, the Kap Power Interests, the Kingston LP Interests and the Kingston GP Interests absolutely and exclusively in and to the Assignee, as nominee and designated assignee of MEFL, free and clear of any Claims and Encumbrances;

(g)	vesting all of Validus Parent’s right, title and interest in and to the Purchased Validus Parent Assets absolutely and exclusively in and to the Assignee, free and clear of any Claims and Encumbrances;

(h)	authorizing and directing the Vendors, by KSV in its capacity as the Monitor, to issue the IFPC Note 1, the IFPC Note 2 and the IFPC Note 3, and vesting: (i) all of the right, title and interest in and to the IFPC Note 1 and the IFPC Note 3 in and to MEFL, free and clear of any Claims and Encumbrances; and (ii) all of the right, title and interest in and to the IFPC Note 2 absolutely and exclusively in and to the Assignee, as nominee and designated assignee of MEFL, free and clear of any Claims and Encumbrances;

(i)	redeeming, terminating and cancelling the IFPC Legacy Shares and the other Subject Interests (as defined herein) for no consideration; and

(j)	granting certain related relief,

was heard this day by judicial video conference via Zoom in Toronto, Ontario.

ON READING the Monitor’s Motion Record in respect of this motion, filed, the [■] report of the Monitor dated [■], 2023, filed[, and the affidavit of [■] sworn [■], 2023 and the Exhibits thereto, filed];

AND UPON hearing the submissions of counsel for the Monitor and for the Receiver, counsel for MEFL, counsel for the Assignee, counsel for [■] and such other counsel who were present, no one else appearing although duly served as appears from the affidavit of service of [■] sworn [■], 2023, filed, and the affidavit of service of [■] sworn [■], 2023, filed.

SERVICE AND DEFINITIONS

1.             THIS COURT ORDERS that the time for service of the Notice of Motion and the Motion Record herein is hereby abridged and validated so that this Motion is properly returnable today and hereby dispenses with further service thereof.

2.             THIS COURT ORDERS that all capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Transaction Agreement.

APPROVAL AND VESTING

3.             THIS COURT ORDERS that, without derogating in any way from the relief contained in the SISP Approval Order of this Court dated [■], 2023 (the “SISP Approval Order”), the Transaction Agreement and the Transactions (including the Implementation Steps) are hereby approved and the acceptance and execution of the Transaction Agreement by the Vendors, each by KSV in its capacity as the Monitor, is hereby authorized and approved, with such minor amendments thereto as the Monitor, MEFL and the Assignee may deem necessary. The Vendors, each by KSV in its capacity as the Monitor, are hereby authorized and directed, upon the Vendors’ Acceptance, to perform their respective obligations under the Transaction Agreement, including the issuance of the IFPC Interests, the IFPC Note 1, the IFPC Note 2 and the IFPC Note 3, and the redemption, termination and cancellation of the IFPC Legacy Shares (in each case as provided for in the Implementation Steps), and to take such additional steps and execute such additional documents (including the Transaction Documents) as may be necessary or desirable for the completion of the Transactions.

4.             THIS COURT ORDERS that this Order shall constitute the only authorization required by the Vendors, each by KSV in its capacity as the Monitor, to proceed with the Vendors’ Acceptance and the Transactions and that no other approval shall be required in connection therewith.

5.             THIS COURT ORDERS that, upon the occurrence of the Effective Time, or at such time as indicated herein, the following shall occur and shall be deemed to have occurred in the sequence set out in the Implementation Steps:

(a)	immediately prior to the Effective Time, all of the right, title and interest in and to the Excluded Assets of IFPC, Bay Power, Kap Power, Validus Hosting, Kingston LP and Kingston GP shall vest absolutely and exclusively in Residualco, and, in each case, all applicable Claims and Encumbrances shall continue to attach to such Excluded Assets with the same nature and priority as they had immediately prior to their transfer; provided that, for certainty, the Excluded Assets transferred hereby shall not include the Administrative Expense Closing Amount, which shall be paid to and held by the Monitor in accordance with paragraph 24 hereof;

(b)	immediately prior to the Effective Time, all of the Excluded Contracts and the Excluded Liabilities (which, for certainty includes all debts, liabilities, obligations, indebtedness, contracts, leases, agreements, and undertakings of any kind or nature whatsoever, whether direct or indirect, known or unknown, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, matured or unmatured or due or not yet due, in law or equity and whether based in statute or otherwise) of IFPC, Bay Power, Kap Power, Validus Hosting, Kingston LP and Kingston GP (in each case, other than the liabilities of the Purchased Entities to be retained or assumed by the Purchased Entities at the Effective Time in accordance with the Transaction Agreement (such liabilities of the Purchased Entities, together with those liabilities of Validus Parent to be assumed by the Assignee in accordance with the Transaction Agreement, collectively, the “Assumed Liabilities”) shall be transferred to, assumed by and vest absolutely and exclusively in Residualco, and shall no longer be obligations of any of the Purchased Entities, and the Purchased Entities and all of the Purchased Entities’ remaining assets, permits, licenses, undertakings and properties of every nature and kind whatsoever and wherever situate (collectively, the “Retained Assets”) shall be and are hereby forever released and discharged from all of the Excluded Contracts and the Excluded Liabilities, and all related Claims and Encumbrances, other than the permitted encumbrances, easements and restrictive covenants affecting or relating to the Retained Assets or the Purchased Assets listed on 0 (the “Permitted Encumbrances”), shall be expunged and discharged as against the Retained Assets and the Purchased Assets;

(c)	at the Effective Time, concurrently with the acceptance and execution by the Vendors, each by KSV in its capacity as the Monitor, of the Transaction Agreement, each of the following actions described under this paragraph 5(c) shall occur concurrently: (i) the IFPC Interests shall be issued as fully paid and non-assessable shares; and (ii) all right, title and interest in and to the IFPC Interests and the IFPC Note 2, and all of Validus Parent’s right, title and interest in and to the Bay Power Interests, the Kap Power Interests, the Kingston LP Interests, the Kingston GP Interests and the Purchased Validus Parent Assets shall vest absolutely and exclusively in the Assignee, free and clear of and from any and all security interests (whether contractual, statutory, or otherwise), pledges, assignments, hypothecs, mortgages, trusts or deemed trusts (whether contractual, statutory, or otherwise), liens, executions, levies, charges, preferential arrangements of any kind or nature whatsoever or other financial or monetary claims, whether or not they have attached or been perfected, registered or filed and whether secured, unsecured or otherwise (collectively, the “Claims”) including, without limiting the generality of the foregoing: (x) any encumbrances or charges created by the Appointment Order, the SISP Approval Order, or any other Order of this Court; and (y) all charges, security interests or claims evidenced by registrations pursuant to the Personal Property Security Act (Ontario) or any other personal property registry system (all of which are collectively referred to as the “Encumbrances”, which term shall not include the Permitted Encumbrances) and, for greater certainty, this Court orders that all of the Encumbrances affecting or relating to the Retained Assets or the Purchased Assets (other than the IFPC Note 3) are hereby expunged and discharged as against the Retained Assets and the Purchased Assets, as applicable (other than the IFPC Note 1 and the IFPC Note 3, which are dealt with in accordance with paragraph 5(d));

(d)	all right, title and interest in and to the IFPC Note 1 and the IFPC Note 3 shall vest absolutely and exclusively in MEFL free and clear of and from any and all Claims and Encumbrances and, for greater certainty, this Court orders that all of the Encumbrances affecting or relating to the IFPC Note 1 and the IFPC Note 3 are hereby expunged and discharged as against the IFPC Note 1 and the IFPC Note 3;

(e)	all right, title and interest in and to the Leased Property shall vest absolutely and exclusively in IFPC, free and clear of and from any and all Claims and Encumbrances and, for greater certainty, this Court orders that all of the Encumbrances affecting or relating to the Leased Property are hereby expunged and discharged as against the Leased Property;

(f)	upon the assignment and issuance of the Purchased Assets to MEFL and/or the Assignee, the Vendors shall be and are hereby forever released and discharged from all liabilities and obligations flowing from, or in respect of, the Participation Agreement Documents including all amounts and obligations owing by the Vendors in connection therewith, and all related Claims and Encumbrances are hereby expunged and discharged including any rights of subrogation of Validus Parent in respect of any of the payment or transfers under the Transaction Agreement;

(g)	all equity interests of IFPC existing prior to the Effective Time (for greater certainty, including the IFPC Legacy Shares, but excluding the IFPC Interests), as well as all options, conversion privileges, equity-based awards, warrants, securities, debentures, loans, notes or other rights, agreements or commitments of any character whatsoever that are held by any Person (as defined herein) and are convertible or exchangeable for any securities of IFPC or that require the issuance, sale or transfer by IFPC, of any shares or other securities of IFPC, or otherwise evidencing a right to acquire the IFPC Interests and/or the share or unit capital of IFPC, as applicable, or otherwise relating thereto (but excluding, for greater certainty, the IFPC Interests, the IFPC Note 1, the IFPC Note 2 and the IFPC Note 3) (collectively, the “Subject Interests”), shall be deemed redeemed, terminated and cancelled as provided in the Implementation Steps; and

(h)	the Purchased Entities shall and shall be deemed to cease to be Debtor Companies in these CCAA proceedings and Debtors in the Receivership Proceedings, and the Purchased Entities shall be deemed to be released from the purview of the Appointment Order, the Initial Order and all other Orders of this Court granted in respect of these CCAA proceedings and the Receivership Proceedings, save and except for this Order, the provisions of which (as they relate to the Purchased Entities) shall continue to apply in all respects.

6.              THIS COURT ORDERS that, for greater certainty: (i) each of the steps provided for in paragraphs 5(a) and (b) are deemed to have occurred contemporaneously with each other and immediately prior to the occurrence of the Effective Time; and (ii) each of the steps provided for in paragraph 5(c) are deemed to have occurred contemporaneously with each other and at the Effective Time.

7.              THIS COURT ORDERS that, at or after the Effective Time, MEFL is hereby authorized to assign to the Assignee, and the Assignee is hereby authorized to assume, all of MEFL’s right, title and interest in and to the Receiver’s Certificates that the Receiver has, as of the Effective Time, issued pursuant to the Appointment Order; for greater certainty, upon such assignment and assumption, the Assignee shall enjoy the benefit of the Receiver’s Borrowings Charge (as defined in the Appointment Order) as security for the payment of the monies borrowed pursuant to such Receiver’s Certificates, together with interest, fees and charges thereon, in accordance with the Appointment Order.

8.             THIS COURT ORDERS that upon the registration in The Land Registry Offices for the Land Titles Divisions of Cochrane (No. 6), Lennox (No. 29) and Nipissing (No. 36) (collectively, the “LRO”) of an Application for Vesting Order in the form prescribed by the Land Titles Act (Ontario), together with the Monitor’s Certificate, the LRO is hereby directed to delete and expunge from title to the Property all of the Claims listed in Schedule “C” hereto pertaining to the Property.

9.             THIS COURT ORDERS AND DIRECTS the Monitor to file with this Court a copy of the Monitor’s Certificate forthwith after delivery to MEFL and the Assignee thereof in connection with the Transactions as well as a copy of the final form of the Transaction Agreement and all related schedules.

10.           THIS COURT ORDERS that the Monitor may rely on written notice from MEFL and/or the Assignee regarding the satisfaction or waiver of conditions to closing under the Transaction Agreement and shall have no liability with respect to delivery of the Monitor’s Certificate.

11.           THIS COURT ORDERS that for the purposes of determining the nature and priority of Claims, from and after the Effective Time, subject to the retention or assumption of the Priority Payments of the Purchased Entities by the Purchased Entities or the Priority Payments of Validus Parent by the Assignee, as the case may be, and the satisfaction of the Administrative Expense Amount in accordance with the Transaction Agreement and paragraph 24 hereof, all Claims and Encumbrances released, expunged and discharged pursuant to paragraph 5 hereof, including as against the Purchased Entities, the Retained Assets and the Purchased Assets, shall attach to the Excluded Assets with the same nature and priority as they had immediately prior to the Transactions, as if the Transactions had not occurred.

12.           THIS COURT ORDERS that, pursuant to clause 7(3)(c) of the Personal Information Protection and Electronic Documents Act (Canada), the Vendors, by KSV in its capacity as the Monitor, are authorized, permitted and directed to, at the Effective Time, disclose to MEFL and/or the Assignee all human resources and payroll information in the Vendors’ records pertaining to past and current employees of the Vendors. MEFL and the Assignee shall maintain and protect the privacy of such information in accordance with applicable law and shall be entitled to use the personal information provided to it in a manner which is in all material respects identical to the prior use of such information by the Vendors prior to the Effective Time.

13.           THIS COURT ORDERS that, at the Effective Time and without limiting the provisions of paragraph 5 hereof, MEFL, the Assignee and the Purchased Entities shall be deemed released from any and all claims, liabilities (direct, indirect, absolute or contingent) or obligations with respect to any Taxes or any part thereof (including penalties and interest thereon) of, or that relate to, the Vendors (provided, as it relates to the Purchased Entities, such release shall not: (a) effect a transfer or assignment to Residualco of Taxes where such transfer or assignment of such particular Taxes is prohibited by statute, but MEFL and the Assignee shall still be released therefrom; (b) apply to Taxes in respect of the business and operations conducted by the Purchased Entities concurrent with or after the Effective Time and, for greater certainty, shall not restrict or affect in any manner any right, title and interest of the Purchased Entities in and to any amounts that may become due and payable thereto from any governmental authority on or after the Effective Time as a result of Taxes paid concurrent with or after the Effective Time, notwithstanding that they relate to supplies arising prior to the Effective Time for which payment was made concurrent with or after the Effective Time and not prior thereto; or (c) apply to Taxes expressly assumed as Assumed Liabilities pursuant to the Transaction Agreement), including, without limiting the generality of the foregoing, all Taxes that could be assessed against MEFL, the Assignee or the Purchased Entities (including their affiliates or any predecessor corporations), or for which they could otherwise have joint or several liability, in respect of Taxes of Validus Parent or the Purchased Entities. For greater certainty, nothing in this paragraph shall: (i) release or discharge any Claims or Encumbrances against Residualco with respect to Taxes that are vested in or assumed by Residualco; or (ii) affect any tax attributes of the Purchased Entities, which shall be retained by the Purchased Entities and may be used to the maximum extent possible as permitted by Applicable Laws to reduce the Purchased Entities’ taxable income.

14.           THIS COURT ORDERS that the Transactions are exempt from the application of the Bulk Sales Act (Ontario), as it read immediately before it was repealed, or any similar legislation in any other province and section 6 of the Retail Sales Tax Act (Ontario) or any equivalent or corresponding provision under any other applicable tax legislation.

15.           THIS COURT ORDERS that all Continuing Contracts and Permits and Licenses (as defined in the terms and conditions set forth in Schedule “B” to the Offer Letter) to which any of the Purchased Entities are a party at the Effective Time will be and shall remain in full force and effect upon and following the Effective Time, except to the extent expressly contemplated by the Transaction Agreement and no individual, firm, corporation, governmental body or agency, or any other entity (all of the foregoing, collectively being “Persons” and each being a “Person”) who is a party to any such Continuing Contracts or Permits and Licenses may, as applicable, accelerate, terminate, rescind, refuse to perform or otherwise repudiate its obligations thereunder, or enforce or exercise any right (including any right of set-off, dilution or other remedy) or make any demand under or in respect of any such arrangement and no automatic termination will have any validity or effect, by reason of:

(a)	any event that occurred on or prior to the Effective Time and is not continuing that would have entitled such Person to enforce those rights or remedies (including defaults or events of default arising as a result of the insolvency of any of the Vendors);

(b)	the insolvency of any Vendor or the fact that the Receiver was appointed as receiver in respect of the Vendors or the commencement of these CCAA proceedings;

(c)	any compromises, releases, discharges, cancellations, transactions, arrangements, reorganizations or other steps taken or effected pursuant to the Transaction Agreement, the Transactions or the provisions of this Order, any other Order of this Court in CCAA proceedings or any Order of this Court in the Receivership Proceedings; or

(d)	any transfer or assignment, or any change of control of the Purchased Entities arising from the implementation of the Transaction Agreement, the Transactions or the provisions of this Order.

16.           THIS COURT ORDERS, for greater certainty, that: (a) nothing in paragraph 15 hereof shall waive, compromise or discharge any obligations of the Purchased Entities in respect of any Assumed Liabilities, including, for greater certainty, the Priority Payments of the Purchased Entities; (b) the designation of any Claim as an Assumed Liability is without prejudice to the Purchased Entities’ and the Assignee’s right to dispute the existence, validity or quantum of any such Assumed Liability; and (c) nothing in this Order or the Transaction Agreement shall affect or waive the Purchased Entities’ or the Assignee’s rights and defences, both legal and equitable, with respect to any Assumed Liability, including, but not limited to, all rights with respect to entitlements to set-offs or recoupments against such Assumed Liability.

17.           THIS COURT ORDERS that, from and after the Effective Time, all Persons shall be deemed to have waived any and all defaults of any Vendor then existing or previously committed by any Vendor, or caused by any Vendor, directly or indirectly, or noncompliance with any covenant, warranty, representation, undertaking, positive or negative pledge, term, provision, condition or obligation, expressed or implied, in any Continuing Contract or a Permit and License, existing between such Person and any Purchased Entity directly or indirectly from the appointment of the Receiver as receiver in the Receivership Proceedings, or the commencement of these CCAA proceedings, in respect of the Vendors and the implementation of the Transactions, including without limitation any of the matters or events listed in paragraph 15 hereof, and any and all notices of default, notice of non-compliance or similar notice, and demands for payment or any step or proceeding taken or commenced in connection therewith under a Continuing Contract or a Permit and License shall be deemed to have been rescinded and of no further force or effect; provided that, nothing herein shall be deemed to excuse MEFL, the Assignee or the Vendors from performing their obligations under, or be a waiver of defaults by MEFL, the Assignee or the Vendors under, the Transaction Agreement and the related agreements and documents, or affect the validity of the Implementation Steps.

18.           THIS COURT ORDERS that, from and after the Effective Time, any and all Persons shall be and are hereby forever barred, estopped, stayed and enjoined from commencing, taking, applying for or issuing or continuing any and all steps or proceedings, whether directly, derivatively or otherwise, and including without limitation, administrative hearings and orders, declarations and assessment, commenced, taken or proceeded with or that may be commenced, taken or proceeded with against MEFL, the Assignee or the Purchased Entities relating in any way to or in respect of any Excluded Assets, Excluded Contracts or Excluded Liabilities and any other claims, obligations and other matters which are waived, released, expunged or discharged pursuant to this Order; provided that, nothing herein shall affect the validity of the Implementation Steps.

19.           THIS COURT ORDERS that, from and after the Effective Time:

(a)	the nature of the Assumed Liabilities assumed by the Assignee or retained by the Purchased Entities, including, without limitation, their amount and their secured or unsecured status, shall not be affected or altered as a result of the Transactions or this Order;

(b)	the nature of the Excluded Liabilities, including, without limitation, their amount and their secured or unsecured status, shall not be affected or altered as a result of their transfer to Residualco;

(c)	any Person that prior to the Effective Time had a valid right or claim against the Purchased Entities under or in respect of any Excluded Contract or Excluded Liability (each an “Excluded Liability Claim”) shall no longer have such right or claim against the Purchased Entities but will have an equivalent Excluded Liability Claim against the Residualco in respect of the Excluded Contract and Excluded Liability from and after the Effective Time in its place and stead, and nothing in this Order limits, lessens or extinguishes the Excluded Liability Claim of any Person as against Residualco;

(d)	the Excluded Liability Claim of any Person against Residualco following the Effective Time shall have the same rights, priority and entitlement as such Excluded Liability Claim had against the applicable Purchased Entity prior to the Effective Time; and

(e)	the Receiver’s Charge (as defined in the Appointment Order) and the Receiver’s Borrowings Charge shall continue to apply to the Property of Validus Parent and Residualco in accordance with the provisions of the Appointment Order, the Initial Order and paragraph 7 herein.

20.           THIS COURT ORDERS that following the Effective Date, the Assignee may seek a further order, on notice to the Monitor and any affected party, declaring that any contract of a Purchased Entity that is not identified as a Continuing Contract is an Excluded Contract and that the provisions of paragraphs 5(b), 17 and 18 apply to such contract.

21.           THIS COURT ORDERS that, as of the Effective Time, Residualco shall be added as a Debtor Company in these CCAA proceedings and all references in any Order of this Court in respect of these CCAA proceedings to: (i) a “Debtor Company” or the “Debtor Companies” shall refer to and include Residualco, mutatis mutandis, and (ii) “Property” shall include the current and future assets, licenses, undertakings and properties of every nature and kind whatsoever, and wherever situate, including all proceeds thereof, of Residualco, including the Remaining Proceeds (the “Residualco Property”).

22.           THIS COURT ORDERS that, as of the Effective Time, Residualco shall be added as a Debtor in the Receivership Proceedings and all references in any Order of this Court in respect of the Receivership Proceedings to: (i) a “Debtor” or the “Debtors” shall refer to and include Residualco, mutatis mutandis, and (ii) “Property” shall include the Residualco Property, and, for greater certainty, any remaining Charges, shall constitute charges on the Residualco Property.

23.           THIS COURT ORDERS that, upon the occurrence of the Effective Time, the Bid Protections Charge shall be and is hereby terminated, released and discharged.

24.           THIS COURT ORDERS that the Administrative Expense Amount held by the Monitor shall be subject to the Receiver’s Charge and the Receiver’s Borrowings Charge, and any remaining portion thereof after payment of the Administrative Expense Costs (as defined in the Transaction Agreement) shall be paid to the Assignee in accordance with the terms of the Transaction Agreement.

charges

25.           THIS COURT ORDERS that the Monitor shall be entitled to the benefit of and is hereby granted a charge (the “Priority Payments Indemnity Charge”) on the Bay Power Interests, the Kap Power Interests and the IFPC Interests (but excluding for greater certainty the Kingston LP Interests and the Kingston GP Interests) as security in respect of the Priority Payments Indemnity (as defined in the Transaction Agreement) in accordance with the terms of the Transaction Agreement.

26.           THIS COURT ORDERS that the Priority Payments Indemnity Charge shall terminate automatically upon the later of (i) the payment in satisfaction of all of the Priority Payments of Validus Parent in excess of the Priority Payments Closing Amount, as determined by Canada Revenue Agency (if any), or (ii) receipt of confirmation from Canada Revenue Agency by the Assignee, on notice to the Monitor, that no Priority Payments of Validus Parent in excess of the Priority Payment Closing Amount are owing.

post-closing reserve

27.           THIS COURT ORDERS that the Monitor is hereby authorized and directed to establish a cash reserve (the “Post-Closing Reserve”) from the Administrative Expense Closing Amount, which shall be held in a segregated account and shall be used to pay costs and fees reasonably incurred by the Monitor following the Effective Time in connection with completing these CCAA proceedings, the Receivership Proceedings and any BIA proceedings commenced in respect of Residualco, including payment of the Administrative Expense Costs (collectively, the “Post-Closing Costs”).

28.           THIS COURT ORDERS that the Monitor is hereby authorized to pay any Post-Closing Costs as it, acting reasonably, deems necessary, appropriate or desirable.

29.           THIS COURT ORDERS that the Monitor is hereby authorized and directed to return any balance remaining in the Post-Closing Reserve that is funded by the Assignee pursuant to Section 6.4 of the Transaction Agreement following payment in satisfaction of all reasonably incurred Post-Closing Costs to the Assignee.

RELEASES AND OTHER PROTECTIONS

30.           THIS COURT ORDERS that, effective as of the Effective Time: (a) KSV, in its capacities both as the Receiver in the Receivership Proceedings and as the Monitor in these CCAA proceedings, and its legal counsel; and (b) MEFL, the Assignee and their respective current and former directors, officers, employees, legal counsel and advisors (in such capacities, collectively, the “Released Parties”) shall be deemed to be forever irrevocably released by the Releasing Parties (as defined herein) and discharged from any and all present and future claims (including, without limitation, claims for contribution or indemnity), liabilities, indebtedness, demands, actions, causes of action, counterclaims, suits, damages, judgments, executions, recoupments, debts, sums of money, expenses, accounts, liens, taxes, recoveries, and obligations of any nature or kind whatsoever (whether direct or indirect, known or unknown, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, matured or unmatured or due or not yet due, in law or equity and whether based in statute or otherwise) based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place on or prior to the Effective Time or undertaken or completed in connection with or pursuant to the terms of this Order in respect of, relating to, or arising out of: (i) the Vendors, the business, operations, assets, property and affairs of the Vendors wherever or however conducted or governed, the administration and/or management of the Vendors and/or these CCAA proceedings or the Receivership Proceedings; or (ii) the Offer Letter, the Transaction Agreement, the Transaction Documents and/or any agreement, document, instrument, matter or transaction involving the Vendors arising in connection with or pursuant to any of the foregoing, and/or the consummation of the Transactions (collectively, subject to the excluded matters below, the “Released Claims”), which Released Claims shall be deemed to be fully, finally, irrevocably and forever waived, discharged, released, cancelled and barred as against the Released Parties; provided that, nothing in this paragraph shall waive, discharge, release, cancel or bar: (x) any claim that is not permitted to be released pursuant to section 5.1(2) of the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) or claim with respect to any act or omission that is determined by a court of competent jurisdiction to have constituted actual fraud, willful misconduct, or gross negligence; or (y) any obligations of any of the Released Parties under or in connection with the Offer Letter, the Transaction Agreement, the Transaction Documents and/or any agreement, document, instrument, matter or transaction involving the Vendors arising in connection with or pursuant to any of the foregoing. “Releasing Parties” means any and all Persons, and their current and former affiliates’ current and former members, directors, managers, officers, investment committee members, special committee members, equity holders (regardless of whether such interests are held directly or indirectly), predecessors, successors, assigns, participants, subsidiaries, affiliates, partners, limited partners, general partners, affiliated investment funds or investment vehicles, managed accounts or funds, and each of their respective current and former members, equity holders, officers, directors, managers, principals, members, management companies, advisory board members, investment fund advisors or managers, employees, agents, trustees, investment managers, financial advisors, partners, legal counsel, accountants, investment bankers, consultants, representatives, and other professionals, each in their capacity as such.

31.           THIS COURT ORDERS that, without affecting or limiting the release set forth in paragraph 30 hereof, effective as of the Effective Time, none of: (a) KSV, in its capacities both as the Receiver and as the Monitor, and its legal counsel; and (b) MEFL, the Assignee and their respective current and former directors, officers, employees, legal counsel and advisors (in such capacities, collectively, the “Exculpated Parties”), shall have or incur, and each Exculpated Party is released and exculpated from, any Causes of Action (as defined herein) against such Exculpated Party for any act or omission in respect of, relating to, or arising out of the Offer Letter, the Transaction Agreement, the Transaction Documents and/or the consummation of the Transactions, these CCAA proceedings, the Receivership Proceedings, the formulation, preparation, dissemination, negotiation, filing or consummation of the Offer Letter, the Transaction Agreement, the Transaction Documents and all related agreements and documents, any transaction, contract, instrument, release, or other agreement or document created or entered into in connection with the Transactions, the pursuit of approval and consummation of the Transactions and/or the transfer of assets and liabilities pursuant to this Order, except for Causes of Action related to any act or omission that is determined by a court of competent jurisdiction to have constituted actual fraud, willful misconduct, or gross negligence. “Causes of Action” means any action, claim, cross-claim, third-party claim, damage, judgment, cause of action, controversy, demand, right, action, suit, obligation, liability, debt, account, defense, offset, power, privilege, license, lien, indemnity, interest, guaranty, or franchise of any kind or character whatsoever, whether known or unknown, foreseen or unforeseen, existing or hereinafter arising, contingent or non-contingent, liquidated or unliquidated, disputed or undisputed, secured or unsecured, assertable directly or derivatively, matured or unmatured, suspected or unsuspected, in contract or in tort, at law or in equity, or pursuant to any other theory of law or otherwise.

32.           THIS COURT ORDERS that all Persons are permanently and forever barred, estopped, stayed and enjoined, on and after the Effective Time, with respect to any and all claims or Cause of Actions released pursuant to this Order (including but not limited to the Released Claims), from: (a) commencing, conducting or continuing in any manner, directly or indirectly, any action, suits, demands or other proceedings of any nature or kind whatsoever (including, without limitation, any proceeding in a judicial, arbitral, administrative or other forum) against any of the Released Parties; (b) enforcing, levying, attaching, collecting or otherwise recovering or enforcing by any manner or means, directly or indirectly, any judgment, award, decree or order against any of the Released Parties or their respective property; (c) commencing, conducting, continuing or making in any manner, directly or indirectly, any action, suit, claim, demand or other proceeding of any nature or kind whatsoever (including any proceeding in a judicial, arbitral, administrative or other forum) against any Person who makes a claim or might reasonably be expected to make a claim, in any manner or forum, including by way of contribution or indemnity or other relief, against one or more of the Released Parties; (d) creating, perfecting, asserting or otherwise enforcing, directly or indirectly, any Encumbrance of any kind against the Released Parties or their respective property; or (e) taking any actions to interfere with the consummation of the Transactions; and any such proceedings will be deemed to have no further effect against such parties and will be released, discharged or vacated without cost.

33.           THIS COURT ORDERS that, notwithstanding:

(a)	the pendency of these CCAA proceedings or the Receivership Proceedings;

(b)	any applications for a bankruptcy order now or hereafter issued pursuant to the BIA in respect of any of the Vendors or Residualco, and any bankruptcy order issued pursuant to any such applications; or

(c)	any assignment in bankruptcy made in respect of any of the Vendors or Residualco,

the Offer Letter, the Transaction Agreement, the Transaction Documents, the consummation of the Transactions (including without limitation the transfer and vesting of the Excluded Assets, the Excluded Contracts and the Excluded Liabilities in and to Residualco, the transfer and vesting of the Purchased Assets in and to the Assignee or MEFL, as applicable, the transfer of title in and to the Leased Property from MEFL to IFPC, the assumption or retention of the Priority Payments of Validus Parent by the Assignee or the Priority Payments of the Purchased Entities by the Purchased Entities, as the case may be, and any payments by or to MEFL, the Assignee, the Receiver, the Monitor or the Vendors authorized herein or pursuant to the Offer Letter, the Transaction Agreement and/or the Transaction Documents) shall be binding on any trustee in bankruptcy that may be appointed in respect of Validus Parent or Residualco, and shall not be void or voidable by creditors of Validus Parent or Residualco, as applicable, nor shall they constitute nor be deemed to be a fraudulent preference, assignment, fraudulent conveyance, transfer at undervalue, or other reviewable transaction under the CCAA, the BIA or any other applicable federal or provincial legislation, nor shall they constitute oppressive or unfairly prejudicial conduct pursuant to any applicable federal or provincial legislation.

34.           THIS COURT ORDERS that nothing in this Order, including the release and discharge of the Purchased Entities from the purview of these CCAA proceedings or the Receivership Proceedings pursuant to paragraph 5(h) hereof and the addition of Residualco as a Debtor Company in these CCAA proceedings and as a respondent in the Receivership Proceedings, shall affect, vary, derogate from, limit or amend, and KSV shall continue to have the benefit of, any and all rights and approvals and protections in favour of the Receiver and the Monitor at law or pursuant to the BIA, the Appointment Order, the Initial Order, this Order, any other Orders in these CCAA proceedings or the Receivership Proceedings or otherwise, including all approvals, protections and stays of proceedings in favour of KSV in its capacity as Receiver and in its capacity as the Monitor, as applicable, all of which are expressly continued and confirmed.

EMPLOYEES

35.           THIS COURT ORDERS that Residualco shall be deemed to be the former employer of any former employees of the corresponding Purchased Entities who were terminated between the date of the Appointment Order and the Effective Time, if any, whose claims against the Purchased Entities are transferred to Residualco pursuant to this Order, provided that such deeming: (i) shall be effective immediately after the Effective Time; and (ii) will solely be for the purposes of termination pay and severance pay pursuant to the Wage Earners Protection Program.

GENERAL

36.           THIS COURT ORDERS that, following the Effective Time, the Assignee shall be authorized to take all steps as may be necessary to effect the discharge of the Claims and Encumbrances (other than the Permitted Encumbrances) as against the Purchased Interests, the Purchased Entities, the Retained Assets and the remainder of the Purchased Assets.

37.           THIS COURT ORDERS that the Monitor be and is hereby authorized to distribute the Priority Payments Closing Amount to such parties as may be entitled to payment to satisfy the Priority Payments of Validus Parent known at the Effective Time and, after such obligations are paid in full, such amounts as may be required to satisfy the Priority Payments of the Purchased Entities known at the Effective Time, in accordance with the Transaction Agreement.

38.           THIS COURT ORDERS that, following the Effective Time, the style of cause of these CCAA proceedings shall be hereby amended by being deleted and replaced in its entirety by the following:

IN THE MATTER OF THE COMPANIES’ CREDITORS ARRANGEMENT ACT, R.S.C. 1985, C. C-36, AS AMENDED

AND IN THE MATTER OF A PLAN OF COMPROMISE OR

ARRANGEMENT INVOLVING VALIDUS POWER CORP. and
[RESIDUALCO NAME TO BE ADDED]

39.           THIS COURT ORDERS that, following the Effective Time, the style of cause of the Receivership Proceedings shall be hereby amended by being deleted and replaced in its entirety by the following:

MACQUARIE EQUIPMENT FINANCE LIMITED

Applicant

- and -

VALIDUS POWER CORP. and [RESIDUALCO NAME TO BE ADDED]

Respondents

APPLICATION UNDER SECTION 243(1) OF THE BANKRUPTCY AND INSOLVENCY ACT, R.S.C. 1985, c. B-3, AS AMENDED; AND SECTION 101 OF THE COURTS OF JUSTICE ACT, R.S.O. 1990, c. C.43, AS AMENDED

40.           THIS COURT ORDERS that, following the Effective Time, the Appointment Order is amended by deleting Schedule “A” thereto in its entirety.

41.           THIS COURT ORDERS that this Order shall have full force and effect in all provinces and territories in Canada.

42.           THIS COURT ORDERS that the Receiver and the Monitor shall be authorized to apply as it may consider necessary or desirable, with or without notice, to any other court or administrative body, whether in Canada or elsewhere, for orders that aid and complement this Order. All courts and administrative bodies of all such jurisdictions are hereby respectfully requested to make such orders and to provide such assistance to the Receiver and/or the Monitor as may be deemed necessary or appropriate for that purpose.

43.           THIS COURT HEREBY REQUESTS the aid and recognition of any court, tribunal, regulatory or administrative body, having jurisdiction in Canada or elsewhere, to give effect to this Order and to assist the Receiver, the Monitor and/or its agents in carrying out the terms of this Order. All courts, tribunals, regulatory and administrative bodies are hereby respectfully requested to make such orders and to provide such assistance to the Receiver and/or the Monitor, in each case as an officer of this Court, as may be necessary or desirable to give effect to this Order, to grant representative status to the Receiver and/or the Monitor in any foreign proceeding, or to assist the Receiver and its agents in carrying out the terms of this Order.

44.           THIS COURT ORDERS that this Order and all of its provisions are effective as of 12:01 a.m. Prevailing Eastern Time on the date hereof without any need for entry and/or filing; provided that the transaction steps set out in paragraph 5 hereof and each of the transactions set out in the Implementation Steps shall be deemed to have occurred in the order set out in the Implementation Steps.

Schedule “A”
FORM OF Monitor’S CERTIFICATE

Court File No. CV-23-00705215-00CL

ONTARIO

SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST

IN THE MATTER OF THE COMPANIES’ CREDITORS ARRANGEMENT ACT, R.S.C. 1985, C. C-36, AS AMENDED

AND IN THE MATTER OF A PLAN OF COMPROMISE OR ARRANGEMENT INVOLVING VALIDUS POWER CORP., IROQUOIS FALLS POWER CORP., BAY POWER CORP., KAP POWER CORP., VALIDUS HOSTING INC., KINGSTON COGEN LIMITED PARTNERSHIP AND KINGSTON COGEN GP INC.

Monitor’S CERTIFICATE

RECITALS

1.              Pursuant to the Appointment Order of Justice Osborne of the Ontario Superior Court of Justice (Commercial List) (the “Court”) dated August 10, 2023, KSV Restructuring Inc. (“KSV”) was appointed as receiver and manager (in such capacity, the “Receiver”) of the assets, property and undertaking of Validus Power Corp., Iroquois Falls Power Corp., Bay Power Corp., Kap Power Corp., Validus Hosting Inc., Kingston Cogen Limited Partnership and Kingston Cogen GP Inc. (collectively, the “Vendors”).

2.              Pursuant to the Initial Order of Justice Osborne of the Court dated August 29, 2023, KSV was appointed as monitor (in such capacity, the “Monitor”) of the Vendors.

3.              Pursuant to a Sale and Investment Solicitation Process Order of the Court dated [■], 2023 (the “SISP Order”), the Monitor was authorized and directed to, among other things, carry out the SISP (as defined the SISP Order).

4.              Pursuant to an Approval and Vesting Order of the Court dated [■], 2023 (the “Order”), the Court approved the transactions (collectively, the “Transactions”) contemplated by the Transaction Agreement dated [■], 2023 (as may be amended from time to time, the “Transaction Agreement”) between the Vendors, by KSV in its capacity as the Monitor, Macquarie Equipment Finance Ltd. (“MEFL”) and Far North Power Corp. (the “Assignee”), and ordered, among other things that upon the Effective Time: (a) that all of the Purchased Entities’ right, title and interest in and to the Excluded Assets, the Excluded Contracts and the Excluded Liabilities shall vest absolutely and exclusively in and to Residualco; (b) the Vendors, by KSV in its capacity as the Monitor, to issue the IFPC Interests, the IFPC Note 1, the IFPC Note 2 and the IFPC Note 3, and the vesting of: (i) all of the right, title and interest in and to the IFPC Interests and the IFPC Note 2; and (ii) all of Validus Parent’s right, title and interest in and to Bay Power Interests, the Kap Power Interests, the Kingston LP Interests, the Kingston GP Interests, the Validus Hosting Interests, and the Purchased Validus Parent Assets absolutely and exclusively in and to the Assignee, free and clear of any Encumbrances; (c) the vesting of all right, title and interest in and to the IFPC Note 1 and the IFPC Note 3 absolutely and exclusively in and to MEFL, free and clear of any Encumbrances; and (d) the termination and cancellation or redemption of the Subject Interests for no consideration (as provided for in the Implementation Steps).

5.              Capitalized terms used but not defined herein have the meanings ascribed to them in the Order.

THE MONITOR CERTIFIES the following:

1.              The Monitor has received the Administrative Expense Amount.

2.              The Monitor has received written confirmation from MEFL, on its own behalf and on behalf of the Assignee, in form and substance satisfactory to the Monitor, that (a) all of the Offer Conditions (including, for clarity, the Vendors’ Acceptance) have been satisfied or waived by MEFL, on its own behalf and on behalf of the Assignee, as applicable, and (b) the Effective Time has occurred.

3.              This Monitor’s Certificate was delivered by the Monitor at ______ [TIME] on __________, 2023.

KSV RESTRUCTURING INC., in its capacity as the Monitor of the Vendors, and not in its personal capacity
By:
Name: Title:

SCHEDULE “B”
PERMITTED ENCUMBRANCES

•	Encumbrances securing Assumed Liabilities to the extent that such Assumed Liabilities are secured by Encumbrances as of the Closing Time

Capitalized terms in this 0 shall have the meanings ascribed thereto in the Transaction Agreement.

SCHEDULE “C”
Encumbrances to be expunged

1.	Instrument No. CB184081 registered on March 8, 2023, being a lien in the original principal amount of $6,002,211 in favour of Her Majesty the Queen in Right of Canada as represented by The Minister of National Revenue

IN THE MATTER OF THE COMPANIES’ CREDITORS ARRANGEMENT ACT, R.S.C. 1985, C. C-36, AS AMENDED	Court File No. CV-23-00705215-00CL
AND IN THE MATTER OF A PLAN OF COMPROMISE OR ARRANGEMENT INVOLVING VALIDUS POWER CORP., IROQUOIS FALLS POWER CORP., BAY POWER CORP., KAP POWER CORP., VALIDUS HOSTING INC., KINGSTON COGEN LIMITED PARTNERSHIP AND KINGSTON COGEN GP INC.
ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST Proceeding commenced at Toronto
APPROVAL AND VESTING ORDER
[NORTON ROSE]

SCHEDULE “B”

Form of SISP

(See attached.)

Sale and Investment Solicitation Process

1.	On August 10, 2023, the Ontario Superior Court of Justice (Commercial List) (the “Court”) granted an order, among other things, appointing KSV Restructuring Inc. (“KSV”) as receiver and manager (in such capacity, the “Receiver”) of the property and undertakings of Validus Power Corp., Iroquois Falls Power Corp., Bay Power Corp., Kap Power Corp., Kingston Cogen Limited Partnership, Kingston Cogen GP Inc. and Validus Hosting Inc. (collectively, the “Validus Entities”) pursuant to section 243(1) of the Bankruptcy and Insolvency Act (Canada) and section 101(1) of the Courts of Justice Act (Ontario).

2.	On application by the Receiver, on August 29, 2023, the Court granted an order (the “Initial Order”), among other things, granting the Validus Entities relief pursuant to the Companies’ Creditors Arrangement Act (Canada) and appointing KSV as monitor (in such capacity, the “Monitor”) of the Validus Entities.

3.	On November 1, 2023, the Court granted a further order (the “SISP Order”), among other things: (a) authorizing the Monitor to implement a sale and investment solicitation process (“SISP”) in accordance with the terms hereof; (b) approving, for purposes of acting as the stalking horse bid in the SISP, the transaction agreement (the “Stalking Horse Transaction Agreement”) appended as Schedule “A” to the offer letter delivered by Macquarie Equipment Finance Limited (the “Proponent”) and Far North Power Corp. (the “Assignee”) to the Monitor on October 16, 2023 (the Proponent and the Assignee’s offer for the entry by the Validus Entities into the Stalking Horse Transaction Agreement set out therein, the “Stalking Horse Bid”); (c) approving the Monitor’s entry into the Break-Up Fee Agreement and the Break-Up Fee and the Expense Reimbursement; and (d) granting the Bid Protections Charge. Capitalized terms that are not defined herein have the meanings ascribed thereto in the Initial Order or the SISP Order, as applicable.

4.	This SISP sets out the manner in which: (a) binding bids for executable transaction alternatives that are superior to the Stalking Horse Bid involving the shares and/or the business and assets of the Validus Entities will be solicited from interested parties; (b) any such bids received will be addressed; (c) any Successful Bid (as defined below) will be selected; and (d) Court approval of any Successful Bid will be sought. Such transaction alternatives may include, among other things, a sale of some or all of the Validus Entities’ shares, assets and/or business and/or an investment in the Validus Entities, each of which shall be subject to all terms set forth in this SISP.

5.	The SISP shall be conducted by the Monitor.

6.	Parties who wish to have their bids considered shall be expected to participate in the SISP as conducted by the Monitor.

7.	The SISP will be conducted such that the Monitor will:

(a)	prepare marketing materials and a process letter;

(b)	prepare and provide applicable parties with access to a virtual data room containing diligence information;

(c)	prepare and include in the data room one or more template forms of purchase agreements to be used by interested parties when submitting a proposed bid (“Form of Agreement”);

(d)	solicit interest from parties to enter into non-disclosure agreements (parties shall only obtain access to the data room and be permitted to participate in the SISP if they execute a non-disclosure agreement that is in form and substance satisfactory to the Monitor); and

(e)	request that such parties (other than the Proponent and the Assignee) submit a binding offer meeting at least the requirements set forth in Section 9, as determined by the Monitor (a “Qualified Bid”) by the Qualified Bid Deadline (as defined below).

8.	The SISP shall be conducted subject to the terms hereof and the following key milestones:

(a)	Court approval of SISP and the Stalking Horse Bid to serve as stalking horse bid in the SISP – November 1, 2023;

(b)	The Monitor to commence solicitation process – November 2, 2023;

(c)	Deadline to submit a Qualified Bid – 11:59 p.m. (Toronto time) on December 7, 2023 (the “Qualified Bid Deadline”);

(d)	Deadline to determine whether a bid is a Qualified Bid and, if applicable, to notify those parties who submitted a Qualified Bid of the Auction (as defined below) – As soon as possible after the Qualified Bid Deadline;

(e)	The Monitor to hold the Auction (if applicable) – on or about December 13, 2023; and

(f)	Implementation Order (as defined below) hearing by no later than December 21, 2023, subject to Court availability.

The Monitor may, in its discretion, seek court approval for the termination of the SISP and for approval of implementation of the Stalking Horse Bid if no potentially interested parties have executed non-disclosure agreements and commenced due diligence on or prior to November 22, 2023, or if thereafter all parties who executed non-disclosure agreements and conducted due diligence have advised the Monitor that they no longer intend to participate in the SISP.

9.	In order to constitute a Qualified Bid, a bid (including an Aggregated Bid (as defined below)) must comply with the following:

(a)	it provides for: (i) the payment in full in cash on closing of the Claim Amount (as defined in the Stalking Horse Transaction Agreement); (ii) the purchase of all of the Proponent’s interest in the Receiver’s Certificates (as defined in the Appointment Order), if any; (iii) the payment in full in cash on closing of any claims ranking in priority to the claims set forth in subparagraphs (i) and (ii) of this Subsection 9(a), including any claims secured by Court-ordered charges (other than the Receiver’s Borrowings Charge (as defined in the Appointment Order)), unless otherwise agreed to by the applicable holders thereof in their sole discretion, and the Break-Up Fee and the maximum amount of the Expense Reimbursement (as such terms are defined in the Stalking Horse Transaction Agreement); and (iv) a minimum overbid increment of $750,000 (the “Overbid Increment”);

(b)	An allocation of the purchase price under such bid among the purchased assets of Validus Power Corp. and all other property to be acquired.

(c)	it provides a detailed sources and uses schedule that identifies, with specificity, the amount of cash consideration (the “Cash Consideration Value”) and any assumptions that could reduce the net consideration payable. At a minimum, the Cash Consideration Value plus the Validus Entities’ aggregate cash on hand must be sufficient for payment in full of the items contemplated in subparagraphs (i) to (iii) of Subsections 9(a) herein, including the Break-Up Fee and the maximum amount of the Expense Reimbursement, plus the Overbid Increment, on closing, which Cash Consideration Value is estimated to be $60,228,822 as of September 22, 2023;

(d)	it provides details of any assumption of liabilities;

(e)	it is reasonably capable of being consummated by 30 days after issuance of the Implementation Order if selected as a Successful Bid;

(f)	it contains:

(i)	duly executed binding transaction document(s);

(ii)	the legal name and identity (including jurisdiction of existence) and contact information of the bidder, full disclosure of its direct and indirect principals, and the name(s) of its controlling equityholder(s);

(iii)	a redline to the applicable Form of Agreement provided by the Monitor as described in Subsection 7(c);

(iv)	evidence of authorization and approval from the bidder’s board of directors (or comparable governing body) and, if necessary to complete the transaction, the bidder’s equityholder(s);

(v)	disclosure of any connections or agreements with any of the Validus Entities or any of their affiliates, any known, potential, prospective bidder, or any officer, manager, director, or known equity security holder of any Validus Entity or any of their affiliates; and

(vi)	such other information as may be reasonably requested by the Monitor, in its discretion;

(g)	it includes a letter stating that the bid is submitted in good faith, is binding and is irrevocable until the earlier of (i) completion of a Successful Bid or (ii) [December 29], 2023; provided, however, that if such bid is selected as a Successful Bid, it shall remain irrevocable until the closing of the Successful Bid;

(h)	it provides written evidence of a bidder’s ability to fully fund and consummate the transaction and satisfy its obligations under the transaction documents, including binding equity/debt commitment letters and/or guarantees (i.e., bank guarantees) covering the full value of all cash consideration;

(i)	it does not include any request for or entitlement to any break fee, expense reimbursement or similar type of payment;

(j)	it is not conditional upon:

(i)	approval from the bidder’s board of directors (or comparable governing body) or equityholder(s);

(ii)	the outcome of any due diligence by the bidder; or

(iii)	the bidder obtaining financing;

(k)	it includes an acknowledgment and representation that the bidder has had an opportunity to conduct any and all required due diligence prior to making its bid;

(l)	it specifies any regulatory or other third-party approvals the party anticipates would be required to complete the transaction (including the anticipated timing necessary to obtain such approvals) and, in connection therewith, specifies whether the bidder or any of its affiliates is involved in any part of the Canadian energy sector, including an electricity generator, electric utility, retail service provider, or a registered participant with the Ontario Independent Electricity System Operator;

(m)	it includes full details of the bidder’s intended treatment of the Validus Entities’ employees under the proposed bid;

(n)	it is accompanied by a cash deposit (the “Deposit”) by wire transfer of immediately available funds equal to 10% of the Cash Consideration Value, which Deposit shall be retained by the Monitor in a non-interest bearing trust account in accordance with Section 18;

(o)	it includes a statement that the bidder will bear its own costs and expenses (including legal and advisor fees) in connection with the proposed transaction, and by submitting its bid is agreeing to refrain from and waive any assertion or request for reimbursement on any basis;

(p)	it contains a written acknowledgment that the transaction will proceed on an “as is, where is” basis, without representations or warranties by the sellers except as expressly set out therein; and

(q)	it is received by the Qualified Bid Deadline.

10.	The Qualified Bid Deadline may be extended: (i) by the Monitor for no longer than 7 days in the Monitor’s discretion; or (ii) by further order of the Court. In such circumstances, the milestones contained in Subsections 8(d) through 8(f) shall be extended by the same amount of time. Any other milestone dates in Section 8 may be extended in the Monitor’s discretion, provided that the aggregate of all such discretionary extensions shall not exceed 14 days.

11.	The Monitor may combine bids received for individual assets of the Validus Entities for the purpose of determining if such bids, collectively, will be treated as a Qualified Bid (such bid being an “Aggregated Bid”), provided that any Aggregated Bid must comply with each of the requirements set out in Section 9 (as may be modified in accordance with Section 12) in order to be a Qualified Bid.

12.	The Monitor may waive compliance with any one or more of the requirements specified in Section 9 above and deem a non-compliant bid to be a Qualified Bid, provided that the Monitor shall not waive compliance with the requirements specified in Subsections 9(a), (c), (f), (g), (h), (i), (j), (k), (l) or (n) without the prior written consent of the Proponent and the Assignee, each acting reasonably, or further order of the Court. If a bid received is not a Qualified Bid, the Monitor may provide the bidder with an opportunity to remedy any deficiencies and render such bid a Qualified Bid; provided that such defects are remedied on or before the deadline set out in Subsection 8(d).

13.	Notwithstanding the requirements specified in Section 9, the transactions contemplated by the Stalking Horse Bid (collectively, the “Stalking Horse Transaction”), are deemed to be a Qualified Bid, provided that, for greater certainty, no Deposit shall be required to be submitted in connection with the Stalking Horse Transaction.

14.	If one or more Qualified Bids (other than the Stalking Horse Transaction) has been received by the Monitor on or before the Qualified Bid Deadline, the Monitor shall proceed with an auction to determine the successful bid(s) (the “Auction”), which Auction shall be administered in accordance with Schedule “A” hereto, subject to such additional procedural rules as may be determined by the Monitor to be necessary or desirable in the conduct of the Auction. The successful bid(s) selected within the Auction shall constitute the “Successful Bid”. Forthwith upon determining to proceed with an Auction, the Monitor shall provide written notice to each party that submitted a Qualified Bid (including the Stalking Horse Transaction), along with copies of all Qualified Bids and a statement by the Monitor specifying which Qualified Bid is the leading bid.

15.	Following selection of a Successful Bid, the Validus Entities shall seek to finalize any remaining necessary definitive agreement(s) with respect to the Successful Bid in accordance with the key milestones set out in Section 8. Once the necessary definitive agreement(s) with respect to a Successful Bid have been finalized, as determined by the Monitor, the Monitor shall apply to the Court for an order or orders, among other things, approving such Successful Bid and/or the mechanics to authorize the Validus Entities and the Monitor, as the case may be, to complete the transactions contemplated thereby, as applicable, and authorizing the Validus Entities or the Monitor, as the case may be, to: (i) enter into any and all necessary agreements and related documentation with respect to the Successful Bid; (ii) undertake such other actions as may be necessary to give effect to such Successful Bid; and (iii) implement the transaction(s) contemplated in such Successful Bid (each, an “Implementation Order”).

16.	If a selected Successful Bid is not completed within 30 days following issuance of the Implementation Order, the Implementation Order is not granted, or the Monitor otherwise determines a selected Successful Bid will not be completed, the Monitor shall be permitted to designate one or more alternative Successful Bids from the Qualified Bids received prior to or during the Auction, and such alternative Successful Bid shall be deemed the Successful Bid for all purposes hereunder. The foregoing shall not limit the Monitor’s right in the foregoing circumstances to terminate these SISP procedures and pursue any alternative process and any alternative transactions determined by the Monitor to be appropriate, in consultation with the Proponent, as secured creditor.

17.	The Validus Entities, the Proponent and the Assignee, with the consent of the Monitor, shall be permitted to modify the Stalking Horse Transaction to exclude any asset for which an alternative bid (an “Alternative Bid”, and the assets subject to such Alternative Bid, the “Excluded SHB Assets”) is received if:

(a)	the Proponent and the Assignee agree in writing, in their respective sole discretion, to modify the Stalking Horse Transaction in order to accommodate such proposed Alternative Bid;

(b)	the Validus Entities, the Proponent and the Assignee, with the consent of the Monitor, agree on the adjustment of the purchase price under the Stalking Horse Transaction to account for the removal of the Excluded SHB Assets and the value of the Alternative Bid;

(c)	the Monitor determines that the aggregate consideration to be offered by (i) the Stalking Horse Transaction, as so modified (the “Modified SHB”) and (ii) the proposed Alternative Bid for the Excluded SHB Assets, would exceed the value of the Stalking Horse Transaction (the “Excluded Assets Sale”);

(d)	the Alternative Bid combined with the Modified SHB meet all of the requirements of a Qualified Bid;

(e)	the Monitor determines that the Modified SHB and the Excluded Assets Sale, collectively, are a Qualified Bid; and

(f)	the Proponent and the Assignee agree that the original Stalking Horse Transaction shall remain open for acceptance notwithstanding the Modified SHB, such that the Stalking Horse Transaction can be completed if for any reason the Modified SHB and the Excluded Assets Sale are not completed.

For greater certainty, if the Modified SHB and Excluded Assets Sale are each designated as a Successful Bid, then the Proponent and the Assignee shall not be entitled to receive any Break Fee or Expense Reimbursement Amount as a result of the completion of such transaction. If the Modified SHB and the Excluded Asset Sale are not selected as a Successful Bid, then the Proponent and the Assignee shall continue to be entitled to receive any Break Fee and Expense Reimbursement (in accordance with the Stalking Horse Transaction Agreement) upon completion of an alternative Successful Bid to which the Proponent and the Assignee are not parties.

18.	All Deposits shall be retained by the Monitor in a non-interest bearing trust account. If a Successful Bid is selected and an Implementation Order authorizing the consummation of the transaction contemplated thereunder is granted, any Deposit paid in connection with such Successful Bid will be non-refundable and shall, upon closing of the transaction contemplated by such Successful Bid, be applied to the cash consideration to be paid in connection with such Successful Bid or be dealt with as otherwise set out in the definitive agreement(s) entered into in connection with such Successful Bid. In the event that the Successful Bid is not completed due to a breach or default of the bidder’s obligations thereunder, the Deposit shall be forfeited to the Validus Entities as damages and such Deposit shall be in addition to, and not in lieu of, any other rights in law or equity that the Validus Entities have in respect of such breach or default. Any Deposit delivered with a Qualified Bid that is not selected as a Successful Bid will be returned to the applicable bidder as soon as reasonably practicable (but not later than ten (10) business days) after the earliest of (i) completion of a Successful Bid; (ii) December 29, 2023; or (iii) the date of the Monitor’s determination that such bid will not be pursued further.

19.	Except as expressly set out herein, the Monitor may not modify the SISP without court approval; provided, however, that the Monitor may implement additional procedural rules that the Monitor determines will better promote the goals of the SISP; provided that any additional procedural rules shall not be inconsistent with the Stalking Horse Agreement unless agreed by the Proponent and the Assignee or otherwise ordered by the Court.

SCHEDULE “A”
AUCTION PROCEDURES

1.	Auction. If the Monitor receives at least one Qualified Bid (other than the Stalking Horse Transaction) including any Aggregated Bid, the Monitor shall conduct and administer the Auction in accordance with the terms of the SISP. Instructions to participate in the Auction, which will take place via video conferencing, will be provided to Qualified Parties (as defined below) not less than 24 hours prior to the Auction.

2.	Participation. Only parties that submit a Qualified Bid by the Qualified Bid Deadline, including the Stalking Horse Transaction and, collectively, the parties submitting any Aggregated Bid (collectively, the “Qualified Parties”), shall be eligible to participate in the Auction. No later than 5:00 p.m. (Toronto time) on the day prior to the Auction, each Qualified Party (other than the Proponent and the Assignee, in respect of the Stalking Horse Transaction) must inform the Monitor whether it intends to participate in the Auction. The Monitor will promptly thereafter inform in writing each Qualified Party who has expressed its intent to participate in the Auction of the identity of all other Qualified Parties that have indicated their intent to participate in the Auction. If no Qualified Party indicates such expression of intent, the Stalking Horse Transaction shall be the Successful Bid.

3.	Auction Procedures.

(a)	Procedures. The Auction shall be governed by the following procedures:

(i)	Attendance. Only the Monitor, representatives of the Qualified Parties and each of their respective advisors, and any other person admitted with the consent of the Monitor will be entitled to attend the Auction, and only the Qualified Parties will be entitled to make any subsequent Overbids (as defined below) at the Auction;

(ii)	No Collusion. Each Qualified Party participating at the Auction shall be required to confirm on the record at the Auction that: (i) it has not engaged in any collusion with respect to the Auction and the bid process (excluding, for greater certainty, any discussions among those parties who are bidders in an Aggregated Bid); and (ii) its bid is a good-faith bona fide offer and it intends to consummate the proposed transaction if selected as the Successful Bid (as defined below);

(iii)	Minimum Overbid. The Auction shall begin with the Qualified Bid that represents the highest or otherwise best Qualified Bid as determined by the Monitor (the “Initial Bid”), and any bid made at the Auction by a Qualified Party subsequent to the Monitor’s announcement of the Initial Bid (each, an “Overbid”), must proceed in minimum additional cash increments as determined by the Monitor and announced to the Auction participants prior to each round of bidding (the “Required Bid Increment”). At the end of each round of bidding, the Monitor will identify the highest or otherwise best Overbid as the leading bid for the subsequent round (the “Lead Bid”);

(iv)	Bidding Conclusion. The Auction shall continue in one or more rounds and will conclude after each participating Qualified Party (including parties to an Aggregated Bid) has had the opportunity to submit an additional bid or refused to submit an additional bid with full knowledge and written confirmation of the then-existing Lead Bid for that round. If at the commencement of the Auction, no party submits a bid that exceeds the Initial Bid by the Required Bid Increment, then the Initial Bid will be the Successful Bid. If in any round, a Qualified Party (other than the party who submitted the Lead Bid in such round) does not submit an Overbid satisfying the Required Bid Increment, then such Qualified Party (including the parties to any Aggregated Bid if no Aggregated Bid is submitted in a particular round) will no longer be permitted to participate in any subsequent round of the Auction; and

(v)	No Post-Auction Bids. No bids will be considered for any purpose after the Auction has concluded.

(b)	Additional Procedures. The Monitor may announce prior to or during the Auction additional procedural rules, including the process for submission and review of bids, that are reasonable under the circumstances for conducting the Auction; provided that those rules are not inconsistent in any material respects with the SISP or the Stalking Horse Agreement.

Selection of Successful Bid

4.	Selection. Before the conclusion of the Auction, the Monitor will: (a) review each Qualified Bid and Overbid, considering the factors set out in Section 9 of the SISP and, among other things: (i) the amount of consideration being offered and, if applicable, the proposed form, composition and allocation of same; (ii) the value of any assumption of liabilities or waiver of liabilities not otherwise accounted for in prong (i) above; (iii) the likelihood of the Qualified Party’s ability to close a transaction by [30] days after issuance of the Implementation Order and the timing thereof (including factors such as the transaction structure and execution risk, including conditions to, timing of, and certainty of closing; termination provisions; availability of financing and financial wherewithal to meet all commitments; and required governmental or other approvals); (iv) the likelihood of the Court’s approval of such Overbid; (v) the net benefit to the estate of the Validus Entities of such Overbid; and (vi) any other factors the Monitor may, consistent with its duties, reasonably deem relevant; and (b) identify the highest or otherwise best bid received at the Auction (the “Successful Bid” and the Qualified Party making such bid, the “Successful Party”).

5.	Acknowledgement. The Successful Party shall complete and execute all agreements, contracts, instruments or other documents evidencing and containing the terms and conditions upon which the Successful Bid was made within one business day of the Successful Bid being selected as such, unless extended by the Monitor, subject to the milestones set forth in Section 8 of the SISP.

SCHEDULE “C”

Form of SISP Order

(See attached.)

Court File No. CV-23-00705215-00CL

ONTARIO

SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST

THE HONOURABLE JUSTICE OSBORNE	) ) )	WEDNESDAY, THE 1ST DAY OF NOVEMBER, 2023

IN THE MATTER OF THE COMPANIES’ CREDITORS ARRANGEMENT ACT,
R.S.C. 1985, C. C-36, AS AMENDED

AND IN THE MATTER OF A PLAN OF COMPROMISE OR ARRANGEMENT OF
VALIDUS POWER CORP., IROQUOIS FALLS POWER CORP., BAY POWER
CORP., KAP POWER CORP., VALIDUS HOSTING INC. AND KINGSTON
COGEN GP INC., EACH BY THEIR COURT APPOINTED RECEIVER AND
MANAGER, KSV RESTRUCTURING INC.

SISP APPROVAL ORDER

THIS MOTION, made by KSV Restructuring Inc. ("KSV"), in its capacity as the Court-appointed monitor (in such capacity, the "Monitor") of Validus Power Corp. ("VPI"), Iroquois Falls Power Corp., Bay Power Corp., Kap Power Corp., Validus Hosting Inc. ("Hosting"), Kingston Cogen GP Inc. ("Kingston GP", and collectively with each of the foregoing entities, the "Companies") and Kingston Cogen Limited Partnership ("Kingston LP", and together with the Companies, the "Validus Entities"), for an Order, among other things, approving a sale and investment solicitation process for the Validus Entities was heard this day at 330 University Ave, in Toronto, Ontario.

ON READING the Motion Record in respect of this motion, filed, the Second Report of the Monitor dated October 19, 2023 (the "Second Report"), filed, filed, the Reply Record of Macquarie Equipment Finance Limited, filed, and the Responding Record and Supplementary Responding Record of the Validus Entities, filed in the receivership proceedings, bearing Court File No.: CV-23-00703754-00CL;

AND UPON hearing the submissions of counsel for the Monitor, counsel for Macquarie Equipment Finance Ltd. (the "Stalking Horse Bidder"), counsel for Far North Power Corp. (the "Assignee"), counsel for the Validus Entites, and such other counsel who were present, no one else appearing although duly served as appears from the affidavit of service of Katie Parent sworn October 26, 2023, filed.

SERVICE AND DEFINITIONS

1.              THIS COURT ORDERS that the time for service of the Notice of Motion and the Motion Record is hereby abridged and validated so that this Motion is properly returnable today and hereby dispenses with further service thereof.

2.              THIS COURT ORDERS that capitalized terms used in this Order and not otherwise defined herein shall have the meanings ascribed to them in the Sale and Investment Solicitation Process attached as Schedule "A" (the "SISP"), the Order of this Court dated August 10, 2023 (the "Receivership Order") issued in the receivership proceedings bearing Court File No. CV-23-00703754-00CL (the "Receivership Proceedings") or the Initial Order of this Court dated August 29, 2023 (the "Initial Order"), as applicable.

SALE AND INVESTMENT SOLICITATION PROCESS

3.              THIS COURT ORDERS that the SISP is hereby approved and the Monitor is hereby authorized to implement the SISP pursuant to the terms thereof. The Monitor is hereby authorized to perform all things reasonably necessary to carry out the SISP.

4.              THIS COURT ORDERS that the Monitor shall have no liability with respect to any and all losses, claims, damages or liabilities of any nature or kind to any person in connection with or as a result of the SISP, except to the extent of losses, claims, damages or liabilities that arise or result from the gross negligence or willful misconduct of the Monitor in performing its obligations under the SISP, as determined by this Court.

STALKING HORSE Bid

5.              THIS COURT ORDERS that the transaction agreement (the "Transaction Agreement") appended as Schedule "A" to the offer letter delivered by the Stalking Horse Bidder and the Assignee to the Monitor (the "Offer Letter", and the Stalking Horse Bidder and the Assignee’s offer for the Receiver’s entry into the Transaction Agreement set out therein, the "Stalking Horse Bid") is hereby approved solely as the stalking horse bid in the SISP, provided that, nothing herein approves: (i) the acceptance and/or execution of the Transaction Agreement by the Vendors (as defined in the Stalking Horse Bid); or (ii) the sale and the vesting of any Property to the Stalking Horse Bidder, the Assignee or any of their respective designees, if applicable, pursuant to the Transaction Agreement and that the approval of the Vendors’ acceptance and execution of the Transaction Agreement and/or any sale and vesting of any such Property shall be considered by this Court on a subsequent motion made to this Court if the Stalking Horse Bid is the Successful Bid pursuant to the SISP.

6.              THIS COURT ORDERS that, as soon as reasonably practicable following the Vendors agreeing upon the final Implementation Steps (as defined in the Offer Letter and the Transaction Agreement), the Monitor shall, in each such case: (i) file a copy thereof with this Court; (ii) serve a copy thereof on the Service List; and (iii) provide a copy thereof to each SISP Participant (as hereinafter defined), excluding from the public record any confidential information that the Monitor, the Stalking Horse Bidder and the Assignee agree should be redacted.

BID PROTECTIONS

7.              THIS COURT ORDERS that the Monitor is hereby authorized and empowered to enter into the break fee agreement (the "Break Fee Agreement") dated as of October 16, 2023, between the Monitor and the Stalking Horse Bidder and attached as Appendix I to the Second Report, nunc pro tunc, and the Break-Up Fee (as defined in the Break Fee Agreement) and the Expense Reimbursement (as defined in the Break Fee Agreement) are hereby approved and the Vendors are hereby authorized and directed to pay the Break-Up Fee and the Expense Reimbursement to the Stalking Horse Bidder (or as it may direct) in the manner and circumstances described in the Break Fee Agreement out of the proceeds from and upon completion of any Successful Bid with any party other than the Stalking Horse Bidder.

8.              THIS COURT ORDERS that the Stalking Horse Bidder shall be entitled to the benefit of and is hereby granted a charge (the "Bid Protections Charge") on the Property, which charge shall not exceed $2,260,000, as security for payment of the Break-Up Fee and the Expense Reimbursement in the manner and circumstances described in the Break Fee Agreement.

9.              THIS COURT ORDERS that the filing, registration or perfection of the Bid Protections Charge shall not be required, and that the Bid Protections Charge shall be valid and enforceable for all purposes, including against any right, title or interest filed, registered, recorded or perfected subsequent to the Bid Protections Charge, notwithstanding any such failure to file, register, record or perfect.

10.           THIS COURT ORDERS that the Bid Protections Charge shall constitute a charge on the Property and the Bid Protections Charge shall rank in priority to all other Encumbrances in favour of any Person notwithstanding the order of perfection or attachment, other than (i) any Person with a properly perfected purchase money security interest under the Personal Property Security Act (Ontario) or such other applicable legislation; and (ii) the Receiver's Borrowing Charge (as defined in the Receivership Order).

11.           THIS COURT ORDERS that except for the Charges or as may be approved by this Court on notice to parties in interest, the Applicant shall not grant any Encumbrances over any Property that rank in priority to, or pari passu with, the Bid Protections Charge, unless the Applicant also obtains the prior written consent of the Monitor and the Stalking Horse Bidder, or further Order of this Court.

12.           THIS COURT ORDERS that the Bid Protections Charge shall not be rendered invalid or unenforceable and the rights and remedies of the Stalking Horse Bidder shall not otherwise be limited or impaired in any way by: (i) the pendency of these proceedings and the declarations of insolvency made herein; (ii) any application(s) for bankruptcy order(s) or receivership order(s) issued pursuant to the Bankruptcy and Insolvency Act (Canada) (the “BIA”) or otherwise, or any bankruptcy order or receivership order made pursuant to such applications; (iii) the filing of any assignments for the general benefit of creditors made pursuant to the BIA; (iv) the provisions of any federal or provincial statutes; or (v) any negative covenants, prohibitions or other similar provisions with respect to borrowings, incurring debt or the creation of Encumbrances, contained in any existing loan documents, lease, sublease, offer to lease or other agreement (collectively, an “Agreement”) which binds the Applicant, and notwithstanding any provision to the contrary in any Agreement:

(a)	neither the creation of the Bid Protections Charge nor the execution, delivery, perfection, registration or performance of the Transaction Agreement shall create, cause or be deemed to constitute a breach by the Applicant of any Agreement to which it is a party;

(b)	the Stalking Horse Bidder shall not have any liability to any Person whatsoever as a result of any breach of any Agreement caused by or resulting from the creation of the Bid Protections Charge or the execution, delivery or performance of the Transaction Agreement; and

(c)	the payments made by the Applicant pursuant to this Order, the Transaction Agreement and the granting of the Bid Protections Charge, do not and will not constitute preferences, fraudulent conveyances, transfers at undervalue, oppressive conduct, or other challengeable or voidable transactions under any applicable law.

PIPEDA

13.           THIS COURT ORDERS that, pursuant to clause 7(3)(c) of the Canada Personal Information Protection and Electronic Documents Act, the Monitor and its respective advisors are hereby authorized and permitted to disclose and transfer to prospective SISP participants (each, a "SISP Participant") and their advisors personal information of identifiable individuals but only to the extent desirable or required to negotiate or attempt to complete a transaction pursuant to the SISP (a "Transaction"). Each SISP Participant to whom such personal information is disclosed shall maintain and protect the privacy of such information and limit the use of such information to its evaluation for the purpose of effecting a Transaction, and if it does not complete a Transaction, shall return all such information to the Monitor, or in the alternative destroy all such information and provide confirmation of its destruction if requested by the Monitor. Any Successful Party shall maintain and protect the privacy of such information and, upon closing of the Transaction(s) contemplated in the Successful Bid(s), shall be entitled to use the personal information provided to it that is related to the Business and/or Property acquired pursuant to the SISP in a manner that is in all material respects identical to the prior use of such information by the CCAA Parties, and shall return all other personal information to the Monitor, or ensure that all other personal information is destroyed and provide confirmation of its destruction if requested by the Monitor.

UNKNOWN CONTRACT BAR PROCESS

14.           THIS COURT ORDERS that capitalized terms used in this section of the Order shall have the following meanings:

(a)	"Excluded Contract Counterparties" means any contracts for employment with any of the employees of the Companies;

(b)	"Known Contract Counterparties" means a counterparty with a contract with one or more of the Companies who is known to the Monitor based on the books and records of the Companies or who is otherwise known by the Monitor as having a contract with the Companies but, for greater certainty, excluding Excluded Contract Counterparties;

(c)	"Known Contracts" means all contracts with the Companies listed on the Known Contract Counterparty List;

(d)	"Monitor’s Website" means https://www.ksvadvisory.com/experience/case/validus-power-corp;

(e)	"Publication Notice" means the notice to be published by the Monitor requesting parties to confirm on the Monitor’s Website that they are a Known Contract Counterparty and that all of their contracts with the Companies are listed on the Known Contract Counterparty List; and

(f)	"Unknown Contract Counterparty" means any Person who has a contract with one or more of the Companies who is not a Known Contract Counterparty.

15.           THIS COURT ORDERS that within 3 business days from the date of this Order, the Monitor shall post on the Monitor’s Website a list of all Known Contract Counterparties and Known Contracts (the "Known Contract Counterparty List").

16.           THIS COURT ORDERS that as soon as reasonably practicable after the date of this Order, the Monitor shall cause to be published the Publication Notice in the Globe and Mail (National Edition) and such other publications as the Monitor may consider appropriate.

17.           THIS COURT ORDERS that any person who believes it may have one or more contracts with one or more of the Companies whose identity and/or contract is not listed on the Known Contract Counterparty List shall contact the Monitor by no later than November 28, 2023 (the “Unknown Contract Bar Date”) and provide the Monitor with a copy or copies of any or all outstanding contracts.

18.           THIS COURT ORDERS that any Unknown Contract Counterparty who complies with paragraph 17 above, shall be treated as a Known Contract Counterparty in connection with any motions whereby Known Contract Counterparties are provided with notice.

19.           THIS COURT ORDERS that upon expiration of the Unknown Contract Bar Date, all other Unknown Contract Counterparties shall be forever barred from asserting that it did not receive adequate notice of any treatment of any contractual right or claim in the connection with these proceedings including, without limitation, any motion or motions for approval of a sale approval order, vesting order, reverse vesting order, distribution order or otherwise provided that nothing herein prevents any such Unknown Contract Counterparty from asserting a claim against any residual proceeds of sale, Residualco or in the bankruptcy of the Companies.

APPROVAL OF KSV’s activities and ReportS

20.           THIS COURT ORDERS that the activities and conduct of KSV, in its capacities as the Monitor and as the Receiver, prior to the date hereof in relation to the CCAA Parties or the Validus Entities, as the case may be, in these CCAA proceedings and the Receivership Proceedings, as the case may be, are hereby ratified and approved.

21.           THIS COURT ORDERS that the pre-filing report of the Monitor dated August 23, 2023, the first report of the Monitor dated September 1, 2023 and Second Report be and are hereby approved.

22.           THIS COURT ORDERS that only KSV in its personal capacity and only with respect to its own personal liability, shall be entitled to rely upon or utilize in any way the approvals set forth in paragraphs 20 and 21 of this Order.

EXTENSION OF THE STAY PERIOD

23.           THIS COURT ORDERS that the Stay Period, as defined in the Initial Order dated August 29, 2023 in this proceeding, be and is hereby extended up to and including December 31, 2023.

GENERAL

24.           THIS COURT ORDERS that this Order shall have full force and effect in all provinces and territories in Canada.

25.           THIS COURT HEREBY REQUESTS the aid and recognition of any court, tribunal and regulatory or administrative bodies, having jurisdiction in Canada or in any foreign jurisdiction, to give effect to this Order and to assist the Monitor, and its agents, in carrying out the terms of this Order. All courts, tribunals and regulatory and administrative bodies are hereby respectfully requested to make such orders and to provide such assistance to the Monitor, in each case as an officer of this Court, as may be necessary or desirable to give effect to this Order or to assist the Monitor and its agents in carrying out the terms of this Order.

26.           THIS COURT ORDERS that this Order and all of its provisions are effective from the date it is made without any need for entry and/or filing.

SCHEDULE “A”
Sale and investment Solicitation Process

See attached.

IN THE MATTER OF THE COMPANIES’ CREDITORS ARRANGEMENT ACT, R.S.C. 1985, C. C-36, AS AMENDED	Court File No. CV-23-00705215-00CL
AND IN THE MATTER OF A PLAN OF COMPROMISE OR ARRANGEMENT INVOLVING VALIDUS POWER CORP., IROQUOIS FALLS POWER CORP., BAY POWER CORP., KAP POWER CORP., HOSTING INC., KINGSTON COGEN LIMITED PARTNERSHIP AND KINGSTON COGEN GP INC.
ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST Proceeding commenced at Toronto
SISP APPROVAL ORDER

NORTON ROSE FULBRIGHT CANADA LLP

222 Bay Street, Suite 3000, P.O. Box 53

Toronto, ON M5K 1E7

Jennifer Stam, LSO#: 46735J

Tel: 416.202.6707

[REDACTED]

Evan Cobb, LSO#: 55787N

Tel: 416.216.1929

[REDACTED]

Lawyers for the Monitor

SCHEDULE “B”

Terms and Conditions of Offer

(See attached.)

terms and conditions

THESE TERMS AND CONDITIONS apply to the binding offer letter dated [■], 2023 (the “Offer Letter”), delivered by Macquarie Equipment Finance Ltd. (“MEFL”) and Far North Power Corp. (the “Assignee”) to the Validus Entities (as defined below), each by KSV Restructuring Inc. (“KSV”), in its capacity as the Monitor (as defined below) in the CCAA Proceedings (as defined below) (collectively, the “Vendors”, and each, a “Vendor”), for the entry into the Transaction Agreement (as defined below) and the transactions contemplated thereby.

Article 1
Interpretation

1.1	Definitions

In these Terms and Conditions:

“Administrative Expense Closing Amount” has the meaning given to such term in the Transaction Agreement.

“Affiliate” means, with respect to any specified Person, any other Person which, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For greater certainty, an Affiliate of a Person shall include such Person’s investment funds and managed accounts and any funds managed or directed by the same investment advisor.

“Applicable Law” means any transnational, domestic or foreign, federal, provincial, territorial, state, local or municipal (or any subdivision of any of them) law (including common law and civil law), statute, ordinance, rule, regulation, restriction, limit, by-law (zoning or otherwise), judgment, order, direction or any consent, exemption, or any other legal requirements of, or agreements with, any Governmental Authority, that applies in whole or in part to the transactions contemplated by the Transaction Agreement, the Validus Entities, MEFL (or any of its Affiliates), the Assignee (or any of its Affiliates), the Business, or any of the Purchased Assets or the Assumed Liabilities.

“Appointment Order” has the meaning given to such term in the Transaction Agreement.

“Assignee” has the meaning given to such term in the preamble.

“Assumed Liabilities” has the meaning given to such term in the Transaction Agreement.

“BIA” means the Bankruptcy and Insolvency Act (Canada), as amended.

“Business” has the meaning given to such term in the Transaction Agreement.

“Business Day” means any day, other than a Saturday or Sunday, on which the principal commercial banks in Toronto, Ontario are open for commercial banking business during normal banking hours.

“CCAA” means the Companies’ Creditors Arrangement Act (Canada), as amended.

“CCAA Proceedings” has the meaning given to such term in the Transaction Agreement.

“Claim” means any and all demands, claims, liabilities, actions, causes of action, counterclaims, expenses, costs, damages, losses, suits, debts, sums of money, refunds, accounts, indebtedness, rights of recovery, rights of set-off, rights of recoupment and liens of whatever nature (whether direct or indirect, absolute or contingent, asserted or unasserted, secured or unsecured, matured or not yet matured due or to become due, accrued or unaccrued or liquidated or unliquidated) and including all costs, fees and expenses relating thereto, against any Person.

“Closing” has the meaning given to such term in the Transaction Agreement.

“Collective Agreement” means any collective bargaining agreement or union agreement applicable to Validus, any Validus Entity or the Business, and all related documents, including letters or memoranda of understanding, letters of intent and other written communications with bargaining agents which impose any obligations upon Validus and/or any of the Validus Entities.

“Continuing Contract” means a contract, arrangement, or other agreement (oral or written): (i) for which a notice of rejection or similar notice has not been sent by the Receiver or the Monitor; and (ii) that is not an Excluded Contract.

“Court” has the meaning given to such term in the Transaction Agreement.

“Disclosure Schedule” has the meaning given to such term in the Transaction Agreement.

“Effective Date” has the meaning given to such term in the Transaction Agreement.

“Effective Time” has the meaning given to such term in the Transaction Agreement.

“Employees” has the meaning given to such term in the Transaction Agreement.

“Energy Regulator” means any federal or provincial Governmental Authority having jurisdiction to regulate the generation, transmission, distribution, retailing or wholesaling of electricity and/or the purchase, sale and use of electricity or natural gas in Ontario, foreign regulatory authority having jurisdiction over matters relating to electricity and/or natural gas, authorized electricity or natural gas transmitter or distributor, or regional transmission organization or independent system operator, including but not limited to the Independent Electricity System Operator and the Ontario Energy Board.

“Energy Regulator Notices” means notice of the Transaction Agreement to an Energy Regulator in the time and manner required by Applicable Law and includes, but is not limited to, notice to an Energy Regulator regarding potential implications to performance guarantees (including, but not limited to, prudential support) that might have been provided in support of an application for a licence, order or permit or an electricity market participant agreement or registration, as the case may be.

“Excluded Contracts” has the meaning given to such term in the Transaction Agreement.

“Final Order”, with respect to any order of any court of competent jurisdiction, means that: (i) such order shall not have been stayed, appealed, varied (except with the consent of MEFL, the Assignee and the Monitor) or vacated, and all time periods within which such order could at law be appealed shall have expired; or (ii) such order is no longer the subject of any continuing proceedings seeking to stay, appeal, vary (except with the consent of MEFL, the Assignee and the Monitor) or vacate such order, all such proceedings having been discontinued, denied, dismissed and otherwise unsuccessfully concluded, and the time for appealing or further appealing the disposition of such proceedings shall have expired.

“Governmental Authority” means any government, regulatory authority (including any Energy Regulator), governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or dispute settlement panel or other law, rule or regulation-making organization or entity: (a) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or (b) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power.

“IFRS” means International Financial Reporting Standards.

“Implementation Steps” has the meaning given to such term in Section 2.3.1.

“Initial Order” has the meaning given to such term in the Transaction Agreement.

“KSV” has the meaning given to such term in the preamble.

“Leased Property” has the meaning given to such term in the Transaction Agreement.

“Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that has had a material adverse effect on the business, assets, liabilities, financial condition or results of operations of any of the Validus Entities, in each case except to the extent that any such change, effect, event, occurrence, state of facts or development is attributable to, results from or arises in connection with: (i) general economic or business conditions; (ii) Canada, the U.S. or foreign economies, or financial, banking, credit or securities markets in general, or other general business, banking, credit, financial or economic conditions (including: (A) any disruption in any of the foregoing markets; (B) any change in the currency exchange rates; or (C) any decline or rise in the price of any security, commodity, contract or index); (iii) acts of God or other calamities, national or international political or social conditions, including the engagement and/or escalation by the U.S. or Canada in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the U.S. or Canada or any of their territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the U.S. or Canada; (iv) conditions affecting generally the industry in which the Validus Entities operate; (v) the public announcement of, entry into or pendency of, actions required or contemplated by or performance of obligations under, the Transaction Agreement or the transactions contemplated thereby, or the identity of the Parties, including any termination of, reduction in or similar adverse impact or threatened adverse impact on relationships, contractual or otherwise, with any customers, suppliers, financing sources, licensors, licensees, distributors, partners, employees or others having relationships with the Validus Entities; (vi) changes in Applicable Laws or the interpretation, application or non-application thereof by any Governmental Authority; (vii) any change in IFRS or other accounting or tax requirements or principles; (viii) regional, national or international political, regulatory, business, labour or social conditions; (ix) the failure of the Validus Entities to meet or achieve the results set forth in any internal projections (but not the underlying facts giving rise to such failure unless such facts are otherwise excluded pursuant to the clauses contained in this definition); or (x) any change resulting from compliance with the terms of, or any actions taken (or not taken) by any Party pursuant to or in accordance with, the Transaction Agreement; provided that the exceptions set forth in clauses (i), (ii), (iii), (iv), (vi), (vii) or (viii) shall not apply to the extent that such event is disproportionately adverse to the Validus Entities, taken as a whole, as compared to other companies and entities operating in the industry in which the Validus Entities operate.

“Monitor” means KSV, in its capacity as court-appointed monitor in the CCAA Proceedings.

“Offer” has the meaning given to such term in the Offer Letter.

“Offer Conditions” means each of the conditions precedent set forth in Section 3.1.

“Offer Letter” has the meaning given to such term in the Transaction Agreement.

“Order” means any order of the Court made in the Receivership Proceedings, the CCAA Proceedings or any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Authority.

“Outside Date” has the meaning given to such term in Section 4.1.1(d).

“Parties” means, collectively, the Vendors, MEFL and the Assignee, and “Party” means any of the Vendors, MEFL or the Assignee, as the context requires.

“Permits and Licenses” means: (i) any electricity generator, retailer or wholesaler licenses from the Ontario Energy Board; (ii) any electricity market participation authorizations or facility registrations from the Independent Electricity System Operator; and (iii) any other permits, licenses, authorizations, approvals or other evidence of authority, permission or entitlement related to the Business or any part thereof granted by a Governmental Authority.

“Person” means an individual, partnership, firm, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, entity, corporation, unincorporated association, or organization, syndicate, committee, court appointed representative, the government of a country or any political subdivision thereof, or any agency, board, tribunal, commission, bureau, instrumentality, or department of such government or political subdivision, or any other entity, howsoever designated or constituted, including any Taxing Authority, and the trustees, executors, administrators or other legal representatives of an individual, and, for greater certainty, includes any Governmental Authority.

“Post-Filing Claim” or “Post-Filing Claims” means any or all Claims, indebtedness, liability, or obligation of the Purchased Entities of any kind that arises during and in respect of the period commencing on the Filing Date (as defined in the Transaction Agreement) and ending at the time immediately preceding the Effective Time in respect of services rendered or supplies provided to the Purchased Entities during such period or under or in accordance with any Continuing Contract.

“Priority Payments” has the meaning given to such term in the Transaction Agreement.

“Priority Payments Closing Amount” has the meaning given to such term in the Transaction Agreement.

“Purchased Assets” has the meaning given to such term in the Transaction Agreement.

“Purchased Entities” has the meaning given to such term in the Transaction Agreement.

“Purchased Interests” has the meaning given to such term in the Transaction Agreement.

“Purchased Validus Parent Assets” has the meaning given to such term in the Transaction Agreement.

“Receiver” means KSV, in its capacity as court-appointed receiver of the assets, properties and undertakings of the Validus Entities in the Receivership Proceedings.

“Receivership Proceedings” means the receivership proceedings in respect of the Validus Entities commenced under the BIA and the Courts of Justice Act (Ontario) by MEFL pursuant to the Appointment Order, bearing Court File No. CV-23-00703754-00CL.

“Reverse Vesting Order” has the meaning given to such term in the Transaction Agreement.

“SISP” has the meaning given to such term in the Transaction Agreement.

“SISP Order” has the meaning given to such term in the Transaction Agreement.

“Successful Bid” has the meaning given to such term in the SISP.

“Tax” and “Taxes” means taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever (including withholding on amounts paid to or by any Person) imposed by any Taxing Authority, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Taxing Authority in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, escheat, property, development, occupancy, employer health, payroll, employment, health, disability, severance, unemployment, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all license, franchise and registration fees and all employment insurance, health insurance and Canada, Ontario and other government pension plan premiums or contributions.

“Taxing Authorities” means His Majesty the King in right of Canada, His Majesty the King in right of any province or territory of Canada, the Canada Revenue Agency, any similar revenue or taxing authority of Canada and each and every province or territory of Canada and any political subdivision thereof, and any Canadian or other Governmental Authority exercising taxing authority or power, and “Taxing Authority” means any one of the Taxing Authorities.

“Terms and Conditions” means these Terms and Conditions, and unless otherwise indicated, references to Articles, Sections and Exhibits are to Articles, Sections and Exhibits in these terms and conditions.

“Transaction Agreement” means the transaction agreement attached as Schedule “A” to the Offer Letter.

“U.S.” means the United States of America.

“Validus Entities” has the meaning given to such term in the Transaction Agreement, and “Validus Entity” means any one of them.

“Validus Parent” has the meaning given to such term in the Transaction Agreement.

“Vendors” has the meaning given to such term in the preamble, and “Vendor” has the meaning given to such term in the preamble.

1.2	Statutes and Agreements

(a)	Except as otherwise provided in these Terms and Conditions, any reference in these Terms and Conditions to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended, re-enacted or replaced.

(b)	Each reference to, and the definition of, any agreement, instrument or other document herein shall be deemed to refer to such agreement, instrument or other document as it may be amended, amended and restated, supplemented, revised or otherwise modified from time to time in accordance with its terms and, to the extent applicable, the terms of any such agreement, instrument or other document shall be deemed to incorporate any appendices, annexes, schedules or exhibits to such agreement, instrument or other document.

1.3	Headings, etc.

The division of these Terms and Conditions into Articles, Sections and other subdivisions and the insertion of headings are for convenient reference only and do not affect the interpretation of these Terms and Conditions.

1.4	Gender and Number

In these Terms and Conditions, unless the context otherwise requires, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.5	Currency

Except where otherwise expressly provided, all amounts in these Terms and Conditions are stated in Canadian dollars. References to “$” are to Canadian dollars.

1.6	Certain Phrases

In these Terms and Conditions: (a) the words “including”, “includes” and “include” and any derivatives of such words mean “including (or includes or include) without limitation”; and (b) the words “the aggregate of”, “the total of”, “the sum of” or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”. The expression “Article”, “Section” and other subdivision followed by a number, mean and refer to the specified Article, Section or other subdivision of these Terms and Conditions.

1.7	Invalidity of Provisions

Each of the provisions contained in these Terms and Conditions is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to MEFL or the Assignee. Upon: (a) such a determination of invalidity or unenforceability; or (b) any change in Applicable Law or other action by any Governmental Authority which materially detracts from the legal or economic rights or benefits, or materially increases the obligations, of MEFL or the Assignee or any of their Affiliates under these Terms and Conditions, MEFL or the Assignee shall be entitled to modify these Terms and Conditions, acting reasonably, so as to effect the original intent of these Terms and Conditions as closely as possible in an acceptable manner so that the terms and conditions contemplated by these Terms and Conditions be given such effect as originally contemplated to the fullest extent possible.

1.8	Governing Law

These Terms and Conditions and the terms and conditions provided herein, and any Claim or controversy directly or indirectly based upon or arising out of these Terms and Conditions or the transactions contemplated by these Terms and Conditions (whether based on contract, tort or any other theory), including all matters of construction, validity and performance, shall in all respects be governed by, and interpreted, construed and determined in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein, without regard to the conflicts of law principles thereof.

1.9	Accounting Terms

All accounting terms used in these Terms and Conditions are to be interpreted in accordance with IFRS unless otherwise specified.

1.10	Non-Business Days

Whenever these Terms and Conditions require payments to be made or an action to be taken on a day that is not a Business Day, such payment to be made, or such action to be taken, shall be deemed to be required on or not later than the next succeeding Business Day.

1.11	Computation of Time Periods

If any action may be taken within, or any right or obligation is to expire at the end of, a period of days under these Terms and Conditions, then the first day of the period is not counted, but the day of its expiry is counted.

1.12	Time of Essence

Time shall be of the essence of these Terms and Conditions in all respects.

1.13	Exhibits

(a)	The following are the Exhibits attached to and incorporated by reference in these Terms and Conditions and deemed to be a part hereof:

Exhibit 3.1(f)	-	Continuing Contracts

(b)	Unless the context otherwise requires, words and expressions defined in these Terms and Conditions shall have the same meanings in the Exhibits and the interpretation provisions set out in these Terms and Conditions apply to the Exhibits. Unless the context otherwise requires, or a contrary intention appears, references in the Exhibits to a designated Article, Section or other subdivision refer to the Article, Section or other subdivision, respectively, of these Terms and Conditions.

(c)	MEFL and the Assignee may, on mutual agreement, amend, modify or supplement all Exhibits at any time prior to the Effective Date.

1.14	Offer Letter and Terms and Conditions

These Terms and Conditions shall be construed with, and as an integral part of, the Offer Letter to the same extent as if they were set forth verbatim therein, and all references herein to the “Offer Letter” shall include these Terms and Conditions.

1.15	Notices

Any notice, request, demand or other communication required, permitted or contemplated to be given to MEFL, the Assignee or the Vendors pursuant to the provisions of these Terms and Conditions shall be given in accordance with the notice provisions set forth in the Transaction Agreement.

1.16	MEFL as Secured Creditor

Notwithstanding anything in these Terms and Conditions to the contrary, nothing in these Terms and Conditions shall affect, alter, impede or restrict MEFL’s rights as a secured creditor in any respect provided that MEFL shall not be entitled to information or details in respect of the SISP other than as specifically contemplated by the SISP.

Article 2
Pre-closing matters

2.1	Amendments to Transaction Agreement, Disclosure Schedule and Terms and Conditions

2.1.1       The Transaction Agreement, including all schedules thereto, and all exhibits to the Disclosure Schedule, may be amended, modified or supplemented on the mutual written consent of MEFL, the Assignee and the Vendors at any time prior to the Effective Date; provided, however, that the Assignee shall retain the right for a period of up to and including 7 Business Days prior to the hearing of the motion for the Reverse Vesting Order to amend, modify or supplement Exhibits 2.1(b), 2.1(c)(i), 2.2, 2.2(d), 2.2(f), 2.3(h), 2.3(j), 2.4 and 6.10 of the Disclosure Schedule with the prior written consent of MEFL, which consent shall not be unreasonably withheld, conditioned or delayed; and that no such amendment, modification or supplement shall reduce or diminish the Credit Bid Consideration (as defined in the Transaction Agreement) provided for in the Transaction Agreement. The Parties acknowledge and agree that Exhibit 2.2 of the Disclosure Schedule may not be amended to add any Excluded Asset contemplated by Section 2.2(b), (d), (f) or (h) of the Transaction Agreement; provided that such restriction with respect to Section 2.2(h) does not impair the Assignee’s rights pursuant to Section 6.7 of the Transaction Agreement.

2.1.2       These Terms and Conditions may be amended, modified or supplemented on the mutual written consent of MEFL, the Assignee and the Vendors at any time prior to the Effective Date; provided, however, that no such amendment, modification or supplement shall reduce or diminish the Credit Bid Consideration provided for in the Transaction Agreement; and provided further, that the Assignee shall retain the right for a period of up to 7 Business Days prior to the hearing of the motion for the Reverse Vesting Order, to amend, modify or supplement Exhibit 3.1(f) hereto with the prior written consent of MEFL, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that no such amendment, modification or supplement shall reduce or diminish the Credit Bid Consideration provided for in the Transaction Agreement.

2.1.3       For greater certainty, unless expressly stated otherwise, all consents and determinations to be made pursuant to these Terms and Conditions shall be in the sole discretion of the party entitled to make such determination.

2.2	Priority Payments Closing Amount and Administrative Expense Closing Amount

2.2.1       By not later than ten (10) days prior to the date of the hearing before the Court for the issuance of the Reverse Vesting Order, the Monitor shall deliver to MEFL, in each case, based on circumstances known at the time: (i) an estimate of the Priority Payments Closing Amount, which estimate shall include, for each of the Priority Payments of Validus Parent (as defined in the Transaction Agreement), the quantum and nature of such payment and the party to whom such payment is to be made; and (ii) an estimate of the Administrative Expense Closing Amount.

2.2.2       By not later than three (3) Business Days prior to the Effective Date, the Monitor shall notify the Assignee and MEFL of the final amount of the Administrative Expense Closing Amount to be delivered to the Monitor pursuant to Section 6.4 of the Transaction Agreement.

2.3	Pre-Closing and Closing Reorganization

2.3.1       The specific steps for implementing the Closing and the transactions contemplated by Article 2 of the Transaction Agreement, including payment of the Credit Bid Consideration, shall be structured in a manner mutually agreed upon by MEFL, the Assignee and the Vendors, and set forth on a schedule at least seven (7) days prior to the hearing of the motion to the Court seeking the Reverse Vesting Order (collectively, the “Implementation Steps”), having regard to, among other things, the minimization of any Taxes payable by any of MEFL, the Assignee or any of the Purchased Entities in connection with such transactions; provided that in no event will the Implementation Steps be prejudicial to the interests of MEFL or the Assignee. The Implementation Steps may include, without limitation, resolving intercompany obligations, the formation of new entities required to implement the transactions contemplated by the Transaction Agreement in a Tax-efficient manner, amending partnership agreements to reflect the economic arrangement of the Parties and transfers of Equity Interests in the Validus Entities as agreed upon by the Vendors, MEFL and the Assignee in accordance with this Section 2.3.1.

2.3.2       On or prior to the Effective Date, the Vendors shall effect the Implementation Steps as agreed upon by the Vendors, MEFL and the Assignee in accordance with Section 2.3.1.

2.3.3       The Implementation Steps shall occur and be deemed to have occurred in the order and manner to be set out therein.

2.3.4       The steps to be taken and the compromises and releases to be effective on the Effective Date shall occur and be deemed to occur and be effected in the steps and sequential order set forth in the Implementation Steps.

2.4	Access to Information

2.4.1       From the date hereof until the date on which the Offer is determined to be the Successful Bid, any information relating to the Business, the Validus Entities and the Assumed Liabilities that is provided to MEFL and the Assignee, in their capacity as parties to the Offer, and their respective personnel engaged in the transactions contemplated by the Transaction Agreement and their accountants, legal advisors, consultants, financial advisors and representatives shall be provided to the other parties participating in the SISP.

2.4.2       Until the Effective Time, (b) upon no less than 48 hours’ notice to the Monitor, the Monitor shall give to MEFL’s and the Assignee’s personnel engaged in the transactions contemplated by the Transaction Agreement and their accountants, legal advisors, consultants, financial advisors and representatives during normal business hours reasonable access to its premises to conduct a reasonable number of site visits; (b) upon request from MEFL or the Assignee, the Monitor shall provide electronic access to all of the books and records relating to the Business, the Validus Entities, the Assumed Liabilities and the employees, and shall furnish them with all such information relating to the Business, the Validus Entities, the Assumed Liabilities and the employees as MEFL or the Assignee may reasonably request in connection with the transactions contemplated by the Transaction Agreement; provided that such access shall be conducted at MEFL’s or the Assignee’s exclusive risk and cost in accordance with Applicable Law and under supervision of the Monitor’s personnel and in such a manner as to maintain confidentiality, and the Monitor will not be required to provide access to or copies of any such books and records if: (a) the provision thereof would cause the Monitor to be in contravention of any Applicable Law; (b) making such information available would: (i) result in the loss of any lawyer-client or other legal privilege; or (ii) cause the Monitor to be found in contravention of any Applicable Law, or contravene any fiduciary duty or agreement (including any confidentiality agreement to which the Monitor or any of its Affiliates are a party); or (c) cause undue interference with the Business. Such access shall include access for such environmental investigations deemed appropriate by MEFL or the Assignee, acting reasonably; provided that any intrusive environmental investigation shall be subject to the prior written approval of the Monitor, acting reasonably. Notwithstanding anything in this Section 2.4 to the contrary, any such investigation shall be conducted upon reasonable advance notice and in such manner as does not materially disrupt the conduct of the Business or the possible sale thereof to any other Person; and provided further that the same information may be provided to other parties participating in the SISP. The Monitor shall use commercially reasonable efforts to obtain information in respect of the Validus Entities from the files of such Governmental Authorities as reasonably requested by MEFL or the Assignee, which information may be shared with other parties participating in the SISP.

2.5	Energy Regulator Notices

In the event that this offer is selected as the Successful Bid in the SISP, the Parties shall use commercially reasonable efforts to file any Energy Regulator Notices as soon as reasonably practicable and no later than the time limits imposed by Applicable Laws, in each case at the sole cost and expense of the Assignee.

2.6	Further Terms

2.6.1       Subject to and without amending any terms of these Terms and Conditions (except as permitted herein), each of the Parties shall perform all of the acts and things contemplated to be performed by the applicable Party under these Terms and Conditions, co-operate and negotiate in good faith with the other Parties in connection therewith and use its commercially reasonable efforts to do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by the Transaction Agreement.

2.6.2       From the date hereof until the earlier of the Effective Date and the Outside Date, each of the Assignee and MEFL shall use commercially reasonable efforts to, or shall use commercially reasonable efforts to cause their representatives to, keep the Monitor informed on a reasonably current basis, and from time to time through teleconference or other meeting, and as reasonably requested by the Monitor, as to the Assignee’s and MEFL’s progress in terms of the satisfaction of the Offer Conditions.

2.6.3       From the date hereof until the earlier of the Effective Date and the Outside Date, the Monitor shall use commercially reasonable efforts to, and shall use commercially reasonable efforts to cause its representatives to, keep MEFL and the Assignee informed on a reasonably current basis, and from time to time through teleconference or other meeting, and as reasonably requested by MEFL or the Assignee, as to the Monitor’s progress in terms of the satisfaction of the Offer Conditions.

2.6.4       Subject to these Terms and Conditions, the Vendors, the Assignee and MEFL shall execute and deliver such other documents, certificates, agreements and other writings, and to take such other actions to consummate or implement as soon as reasonably practicable, the transactions contemplated by the Transaction Agreement.

2.6.5       From the date hereof until the earlier of the Effective Date and the Outside Date, the Monitor shall, and shall cause its representatives to, promptly notify MEFL and the Assignee of any Material Adverse Effect occurring from and after the date hereof.

2.7	Court Orders and Related Matters

2.7.1       Subject to Court availability, the Monitor shall apply to the Court by no later than October 20, 2023 for the SISP Order, substantially in the form of Schedule “C” to the Transaction Agreement, and each of the Parties shall use commercially reasonable efforts to have the SISP Order issued.

2.7.2       From and after the date of the Offer Letter and until the earlier of the Effective Date and the Outside Date, the Receiver and the Monitor, as the case may be, shall deliver to MEFL and the Assignee drafts of any and all pleadings, motions, applications and facta to be filed or submitted by the Receiver or the Monitor in connection with or related to the Transaction Agreement, including with respect to the SISP Order and the Reverse Vesting Order, for MEFL’s and the Assignee’s prior review at least three (3) days in advance of service and filing of such materials (or where circumstances make it impracticable to allow for three (3) days’ review, with as much opportunity for review and comment as is practically possible in the circumstances). Any such pleadings, motions, applications or facta shall be in form and substance satisfactory to each of MEFL and the Assignee, each acting reasonably. The Receiver and the Monitor shall consult and cooperate with MEFL and the Assignee regarding any discovery, examinations and hearing in respect of any of the foregoing, including the submission of any evidence, including witnesses’ testimony, in connection with such hearing.

2.7.3       Notice of the motions seeking the issuance of the SISP Order and the Reverse Vesting Order shall be served by the Receiver or the Monitor, as the case may be, on all Persons required to receive notice under Applicable Law and the requirements of the BIA, the CCAA, the Court and any other Person determined necessary by the Receiver, the Monitor or the Assignee, acting reasonably.

2.7.4       In the event an appeal is taken or a stay pending appeal is requested from the Appointment Order, the SISP Order or the Reverse Vesting Order, the Receiver and the Monitor shall promptly notify MEFL and the Assignee of such appeal or stay request and shall promptly provide MEFL and the Assignee copies of the related notice of appeal or order of stay. The Receiver and the Monitor shall also provide MEFL and the Assignee with written notice of any motion or application filed in connection with any appeal from such orders. The Receiver and the Monitor shall take all action as may be reasonable and appropriate to defend against such appeal or stay request and the resolution of such appeal or stay request; provided that nothing herein shall preclude the Parties hereto from consummating the Transaction Agreement and the transactions contemplated thereby, if the Reverse Vesting Order shall have been issued and has not been stayed and if each of MEFL and the Assignee waives in writing the condition that the Reverse Vesting Order be a Final Order.

2.7.5       The Reverse Vesting Order shall provide that, on the Effective Date and concurrently with the Closing, the Purchased Assets shall be transferred to the Assignee free and clear of all Encumbrances (as defined in the Transaction Agreement), other than Permitted Encumbrances (as defined in the Transaction Agreement).

2.7.6       To the extent that any Purchased Validus Parent Asset is not assignable without the consent of the counterparty or any other Person, and such consent has not been obtained prior to the hearing before the Court for the Vendors’ motion for the Reverse Vesting Order and such Purchased Validus Parent Asset is one that is capable of being assigned pursuant to section 11.3 of the CCAA: (a) Validus Parent’s rights, benefits and interests in, to and under such Purchased Validus Parent Asset may be assigned to the Assignee pursuant to the Reverse Vesting Order or further order made pursuant to section 11.3 of the CCAA; (b) the Vendors will use commercially reasonable efforts to obtain the Reverse Vesting Order or such further order made pursuant to section 11.3 of the CCAA on such terms as are necessary to give effect to such assignment and on requisite notice to the affected contractual counterparty(ies); and (c) if such an assignment occurs, the Assignee shall accept the assignment of such Purchased Validus Parent Asset on the terms provided by the Reverse Vesting Order or such further order made pursuant to section 11.3 of the CCAA.

2.8	Public Notices

No press release or other announcement concerning the transactions contemplated by the Offer Letter or the Transaction Agreement shall be made by the Receiver, the Monitor, MEFL or the Assignee without the prior consent of the other Parties (such consent not to be unreasonably withheld, conditioned or delayed); provided, however, that any Party may, without such consent, make such disclosure if the same is required by Applicable Law (including the Receivership Proceedings and the CCAA Proceedings) or by any insolvency or other court or securities commission, or other similar Governmental Authority having jurisdiction over such Party or any of its Affiliates, and, if such disclosure is required, the Party making such disclosure shall use commercially reasonable efforts to give prompt prior oral or written notice to the other Parties and to afford the other Parties an opportunity to comment on such disclosure to the extent legally permissible and reasonably practicable, and if such prior notice is not legally permissible or reasonably practicable, to give such notice reasonably promptly following the making of such disclosure. Notwithstanding the foregoing: (a) the Offer Letter and the Transaction Agreement may be filed by the Receiver or the Monitor: (i) with the Court; and (ii) on one or more webpages on the Receiver’s and the Monitor’s public websites established pursuant to the Appointment Order and the Initial Order, respectively, to provide public notice of the Receivership Proceedings and the CCAA Proceedings and the documents and materials filed therein; and (b) the transactions contemplated in the Offer Letter and the Transaction Agreement may be disclosed by the Receiver and the Monitor to the Court, subject to redacting confidential or sensitive information as permitted by Applicable Law. Additionally:

(a)	the Receiver and the Monitor may prepare and file reports and other documents with the Court containing references to the transactions contemplated by the Transaction Agreement and the terms of such transactions; and

(b)	the Receiver, the Monitor, MEFL and their respective professional advisors may prepare and file such reports and other documents with the Court containing references to the transactions contemplated by the Offer Letter and the Transaction Agreement and the terms of such transactions as may reasonably be necessary to complete the transactions contemplated by the Transaction Agreement or to comply with their obligations in connection therewith.

2.9	Assignment of Transaction Agreement

No Party may assign its right, benefits or obligations under this Agreement without the consent of each of the other Parties, except that, without the consent of the Vendors or the Assignee, MEFL may, upon prior written notice to the Vendors and the Assignee assign the Transaction Agreement, or any or all of its rights and obligations thereunder, to one or more of its Affiliates; provided that no such assignment or direction shall relieve MEFL of its obligations hereunder.

2.10	Allocation of Credit Bid Consideration

On or before the Effective Date, the Vendors, each of the Assignee and MEFL covenants and agrees to determine an allocation, as mutually agreed in writing among the Parties, of the Credit Bid Consideration among the Purchased Interests and the Purchased Validus Parent Assets, as contemplated in Section 2.8(e) of the Transaction Agreement.

Article 3
Conditions

3.1                     Conditions to the Offer in Favour of the Assignee and MEFL

The Offer, the effectiveness of the Transaction Agreement and the respective obligations of each of the Assignee and MEFL to consummate the transactions contemplated by the Transaction Agreement are subject to the satisfaction of or compliance with, at or prior to the Effective Time, each of the following conditions precedent:

(a)	No Law – no provision of any Applicable Law and no judgment, injunction or Order preventing or otherwise frustrating the consummation of the delivery of title to the Leased Property and purchase and sale of the Purchased Assets or any of the other transactions pursuant to the Transaction Agreement, including, for the avoidance of doubt, a cease trade or similar order issued by a Governmental Authority in respect of any Validus Entity, shall be in effect;

(b)	Final Orders – each of the Appointment Order, the Initial Order, the SISP Order and the Reverse Vesting Order shall have been issued and entered and shall be Final Orders;

(c)	No Material Adverse Effect – since the date of the Offer Letter, no change, effect, event, occurrence, state of facts or development shall have occurred that resulted in, or would reasonably be expected to result in, a Material Adverse Effect;

(d)	Vendors’ Deliverables – the Vendors shall have delivered to the Assignee and MEFL all of the deliverables set forth in Section 8.2 of the Transaction Agreement in form and substance reasonably satisfactory to MEFL and the Assignee;

(e)	Implementation Steps – MEFL, the Assignee and the Vendors shall have agreed upon the Implementation Steps by no later than seven (7) days prior to hearing of the motion to the Court seeking the Reverse Vesting Order in accordance with Section 2.3.1 of these Terms and Conditions in the manner agreed to by MEFL and the Assignee, each in their sole discretion, and the Validus Entities shall have completed the Implementation Steps that are required to be completed prior to Closing, in form and substance satisfactory to MEFL and the Assignee;

(f)	Continuing Contracts – each of the counterparties set forth on Part B of Exhibit 3.1(f) shall have confirmed in writing, to the Vendors, the Assignee and MEFL that it will not exercise any termination rights under its Continuing Contracts solely as a result of the transactions contemplated by the Transaction Agreement;

(g)	Employee Matters – such number of Employees that is determined by the Assignee, shall have accepted offers of employment from the Assignee or a Purchased Entity (at the Assignee’s election) or, if the Assignee is successful in negotiating agreements with the bargaining agents who are parties to Collective Agreements under which the required contracting out is permitted, NAES Corporation (or an alternative third-party power plant operator, as determined by the Assignee), as determined by the Assignee. The Assignee shall have received all required offers (to be made in accordance with Section 2.1(c)(iii) of the Transaction Agreement) by no later than 7 Business Days following the Qualified Bid Deadline (as defined in the SISP); and

(h)	Vendors’ Acceptance and Execution – the Vendors shall have accepted and executed the Transaction Agreement.

The foregoing conditions are for the sole benefit of each of the Assignee and MEFL. Each condition in this Section 3.1 must be satisfied or otherwise waived by each of the Assignee and MEFL on and for their own behalf. Any condition in this Section 3.1 may be waived by the Assignee or MEFL, each on its own behalf, as applicable, in any case in whole or in part and any waiver of the foregoing conditions requires the consent of each of the Assignee and MEFL. Any such waiver will be binding on the Assignee or MEFL, as applicable, only if made in writing.

3.2	Conditions to the Offer in Favour of the Vendors

The Vendors shall not accept the Offer unless at or prior to the Effective Time, each of the following conditions have been satisfied:

(a)	No Law – no provision of any Applicable Law and no judgment, injunction or Order preventing or otherwise frustrating the consummation of the delivery of title to the Leased Property and purchase and sale of the Purchased Assets or any of the other transactions pursuant to the Transaction Agreement, including, for the avoidance of doubt, a cease trade or similar order issued by a Governmental Authority in respect of any Validus Entity, shall be in effect;

(b)	Final Orders – each of the Appointment Order, the Initial Order, the SISP Order and the Reverse Vesting Order shall have been issued and entered and shall be Final Orders;

(c)	MEFL’s and the Assignee’s Deliverables – each of MEFL and the Assignee shall have delivered to the Vendors all of the deliverables set forth in Section 8.2 and Section 8.3, respectively, of the Transaction Agreement in form and substance reasonably satisfactory to the Vendors;

(d)	Agreement and Completion of Pre-Closing Implementation Steps – MEFL, the Assignee and the Vendors shall have agreed upon the Implementation Steps in accordance with Section 2.3.1 of these Terms and Conditions, and the Validus Entities shall have completed the Implementation Steps that are required to be completed prior to Closing, in form and substance reasonably satisfactory to the Vendors; and

(e)	Sufficient Funds – as of immediately prior to the Closing, the Assignee shall have sufficient funds to pay the Administrative Expense Closing Amount and the Priority Payments Closing Amount.

Article 4
Termination of Offer

4.1                     Termination of Offer

4.1.1       MEFL may terminate the Offer at any time prior to the Effective Date:

(a)	if the Vendors, MEFL and the Assignee mutually agree in writing;

(b)	if the Offer is not the Successful Bid (as determined pursuant to the SISP);

(c)	if the Reverse Vesting Order is not granted by December 15, 2023;

(d)	if the Effective Time has not occurred on or before December 29, 2023 or such later date agreed to by the Vendors, MEFL and the Assignee in writing (the “Outside Date”);

(e)	upon the appointment of a trustee in bankruptcy or similar official by or in respect of any Validus Entity or any of the property of any Validus Entity, other than with the prior written consent of MEFL;

(f)	upon the termination, dismissal or conversion of the Receivership Proceedings or the CCAA Proceedings; or

(g)	upon denial of the SISP Order or the Reverse Vesting Order (or if any such order is stayed, vacated or varied without the consent of each of MEFL and the Assignee).

4.1.2       MEFL shall give written notice of such termination to the Vendors specifying in reasonable detail the basis for its exercise of its termination rights.

4.2                     Effect of Termination

Upon MEFL’s termination of the Offer in accordance with Section 4.1.1, the Offer shall become void and of no further force and effect without liability to MEFL or the Assignee, and neither MEFL or the Assignee shall have any obligations to the Vendors or any other Party under, or in respect of, the Offer Letter, the Offer, the Transaction Agreement or any of the transactions or agreements contemplated thereby or entered into in furtherance thereof; and provided further, for greater certainty, upon termination, MEFL and the Assignee shall be deemed to have forfeited any right or claim to a break fee or expense reimbursement.

4.3	Termination Upon Effectiveness of Transaction Agreement

Immediately following the occurrence of the Effective Time, the Offer Letter, including, for certainty, these Terms and Conditions, shall automatically terminate and become void and of no further force and effect.

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EXHIBIT 3.1(f)

Continuing Contracts

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